SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 27, 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: August 4, 2004	By:/s/ Nancy C. Gardner

REUTERS GROUP PLC - INTERIM RESULTS	27 July 2004
for the six months to 30 June 2004	18/04

REUTERS ANNOUNCES STRONG GROUP EARNINGS PERFORMANCE

Statutory results (unaudited)	Six months to 30 June		% change		Year to 31 December
	2004	2003			2003
		Restated*			Restated*
	£m	£m			£m
Reuters	1,177	1,349	(13%	)	2,664
Instinet Group	263	275	(4%	)	540

Group revenue **	1,437	1,620	(11%	)	3,197

Reuters	76	75	1%		176
Instinet Group	22	(14)	-		(48)

Group operating profit	98	61	63%		128

Profit before taxation	332	19	-		54

Earnings per share	20.4p	0.5p	-		3.5p

Dividend per ordinary share	3.85p	3.85p	-		10.0p

* Reported results for 2003 have been restated following adoption of UITF 38 ‘Accounting for Employee Share Ownership Plan Trusts’ and UITF 17 ‘Employee Share Schemes’. The impact of adopting these amendments in the six months to 30 June 2003 and the year ended 31 December 2003 was to increase Group profit after tax by £3 million and £5 million respectively. The impact on the six months to 30 June 2004 is £nil. (See note 1 on page 14).
** After elimination of £3 million intra-group revenues (June 2003:£4 million, December 2003:£7 million)

Other performance measures***

Reuters (excluding Instinet Group)

  H1 recurring revenue of £1,093 million, down 13% (7% on an underlying basis, excluding the effects of currency fluctuations, acquisitions and disposals)
  Q2 recurring revenue of £537 million, down 15% (6.2% on an underlying basis, in line with company guidance of a decline of 6.0% to 6.5%)
  Fast Forward cost savings ahead of plan: £155 million cumulative savings delivered to date
  Reuters operating profit of £177 million before amortisation of goodwill and intangibles, impairments and £70 million of restructuring charges, delivering a margin of 15.0% (2003: 14.7%)
  Pre-tax profit of £297 million (2003: £44 million), including a £220 million profit on disposals
  Net debt of £141 million (31 December 2003:£610 million)

Group (including Instinet Group)

  Pre-tax profit before amortisation of goodwill and intangibles, impairments and disposals of £136 million (2003: £87 million); EPS on the same basis of 6.8p (2003: 4.8p)

Reuters business highlights

  New enterprise-wide deals in the pipeline with bulge bracket customers, securing Reuters position in these large accounts and providing a strong platform for future growth
  Net proceeds of £426 million from disposals, which included TIBCO Software Inc., GL TRADE, RiskMetrics, TowerGroup, Yankee Group and ORT SAS Group

Reuters guidance

  Q3 underlying recurring revenue decline expected to be around 5%, with continued gradual improvement in Q4
  Fast Forward cumulative cost savings estimate for 2004 raised from £220 million to £230 million.

***This release includes certain non-GAAP figures, which are performance measures, used to manage the business. See page 14 note 3 for explanations and reconciliations to equivalent UK GAAP figures. Reconciliations of underlying change, which is stated at constant exchange rates and excludes acquisitions and disposals, to actual measurements, can be found at www.about.reuters.com in the Investors section under Financial Data

Tom Glocer, Reuters Group Chief Executive, said: “Strong Group earnings in the first half reflect sound business performance at Reuters and Instinet, boosted by profits on disposals.

“In the core business, the decline in underlying recurring revenues slowed for the third successive quarter to 6.2%, in line with our guidance. While the external environment in the second quarter was somewhat less benign than in the first, our increased competitiveness and better sales discipline mean that we expect to see the recurring revenue trend continue to improve gradually.

“At the mid point of our three year Fast Forward programme, we are ahead of schedule. We are winning business with our largest customers; our new product line-up is taking shape; and customer satisfaction is improving. We still have a long way to go, but remain dedicated to the task of transforming this business to fulfil its true potential.”

Contacts

Press – UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Johnny Weir
Tel: +44 (0) 20 7542 5211
johnny.weir@reuters.com

Press – US
Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Notes
Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. As of June 2004, Reuters has 14,700 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making us the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Reuters Group interim results presentation for investors and analysts will be webcast live today from 09:30 BST and available for replay from 12:00 BST at www.reuters.com/webcast/resultsq204.

Reuters will hold a conference call for US investors at 15:00 BST/10:00 EDT. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.

An interview with Tom Glocer, Reuters Group Chief Executive in video, audio and text will be available from 07:00 BST on www.reuters.com and www.cantos.com.

Photographs are available in the Media Library at www.about.reuters.com.

This announcement may include forward-looking statements. See page 28 for a description of risk factors.

Review of 2004 interim results

Statutory results for Reuters Group (including Instinet Group) for the six months to 30 June 2004

Reuters Group (RTR.L; RTRSY.O) revenue was £1,437 million, a decline of 11%, nearly half of which was attributable to US dollar weakness.

Reuters Group pre-tax profit was £332 million (2003: £19 million), driven primarily by profits on disposals of £220 million at Reuters and £11 million at Instinet Group.

Earnings per share for the Reuters Group were 20.4p (2003: 0.5p).

The interim dividend remains unchanged at 3.85p per share.

At the end of June 2004, Reuters Group held net funds of £308 million (end 2003: net debt of £77 million) with Reuters carrying £141 million of net debt (end 2003: £610 million) and Instinet Group holding £449 million of net funds (end 2003: £533 million). The strengthening of the Group’s cash position was driven by net proceeds from disposals of £426 million.

Results for Reuters (excluding Instinet Group) for the six months to 30 June 2004

Reuters revenue for the six months to 30 June 2004 was £1,177 million, a decrease of 13% compared to the previous year. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, the decline was 7%, with almost 5 percentage points of the difference between actual and underlying declines being caused by exchange rate movements.

Recurring revenue, which represented 93% of Reuters revenue for the six months to 30 June 2004, was £1,093 million. Second quarter recurring revenue was £537 million, an underlying decline of 6.2% compared to the previous year, in line with company guidance of a decline of 6.0% to 6.5%.

Operating profit before amortisation of goodwill and intangibles, impairments and restructuring charges was £177 million (2003: £198 million), a fall of 11%. However, costs continued to fall faster than revenues, which resulted in a small increase in operating margin before amortisation of goodwill and intangibles, impairments and restructuring charges, from 14.7% to 15.0%.

Reuters took a Fast Forward related restructuring charge of £70 million within operating profit in the first half of 2004 (2003: £79 million), principally related to staff reductions and the forthcoming relocation of most of the company’s London operations to Canary Wharf in 2005.

Reuters operating profit increased by 1% over the first half of 2003 to £76 million, driven by a drop in amortisation and restructuring charges.

Reuters profit before tax increased to £297 million (2003: £44 million), driven mainly by £220 million of profits from disposals which included TIBCO Software Inc., GL TRADE, RiskMetrics, TowerGroup, Yankee Group and ORT SAS Group. Operating profits from affiliates also improved to £5 million (2003: loss of £13 million). This increase was partly driven by significantly improved performance from Radianz, where the new management team grew third party extranet revenue by an underlying 74% and implemented a cost reduction programme while maintaining service excellence.

Reuters generated earnings per share before amortisation of goodwill and intangibles, impairments and disposals of 6.1p and free cash flow of £131 million for the half year.

Revenue review

Sales & Trading segment

Revenue from Sales & Trading, 51% of revenue for the half year, was £596 million, down 10% compared to the same period last year (5% on an underlying basis).

A key performance driver in Sales & Trading was the migration of customers from legacy to new products. The number of installed accesses of Reuters Xtra family products grew by 10,600 to 99,000 over the first six months, driven by customers who selected Reuters 3000 Xtra as their preferred migration path from the legacy 2000/3000 series. SEB, for example, recently decided to upgrade its sell and buy side users to Reuters 3000 Xtra and signed for 630 positions. Looking forward, Reuters expects the pattern of migration to change, with a larger proportion of the remaining users of legacy products migrating to Reuters Trader. Reuters Xtra family growth is expected to become increasingly driven by enterprise-wide deals, and by opportunities on the buy-side.

In the Reuters Trader family, there are 1,600 positions of Reuters Trader now installed. A new version of the product, which is designed to facilitate installation at larger sites, will be released in the third quarter. To improve competitiveness in European domestic markets, Reuters Trader variants for the UK, German and Euronext markets are also scheduled for launch in the third quarter. In America new, segmented versions of BridgeStation were launched as Reuters Station in the Reuters Xtra family and as a US domestic version of Reuters Trader. Susquehanna International Group has signed for 700 positions of this new version of Reuters Trader.

Reuters Treasury business performed strongly throughout the first half, driven by continued volatility in the foreign exchange markets and a disciplined sales campaign to reinforce an already robust competitive position. Reuters spot and forward foreign exchange transaction systems drove a 10% underlying increase in Sales & Trading usage revenues, and the Conversational Dealing community grew by nearly 200 positions in the last six months, reversing the previous downward trend. Reuters Automated Dealing Technologies, built out of the acquisition of AVT in 2002, recently expanded its target market by launching a hosted version of its automated Dealing service, and has won business so far this year from 14 new customers, as well as a new Order Management contract from JPMorgan Chase.

Research & Asset Management segment

Revenue from Research & Asset Management, 10% of revenue for the half year, was £122 million, the same as the equivalent period last year on an underlying basis. The 13% actual decline in revenues was driven by a combination of currency movements and the disposals of TowerGroup, Yankee Group and ORT SAS Group.

On an underlying basis, the Reuters Knowledge family grew revenues by 49% in the first half of the year. Fidelity Brokerage Company announced their intention to use Reuters Knowledge to broaden their research offerings, and the Reuters Knowledge desktop now has over 7,000 positions installed. 3i was among the investment houses that joined the Reuters Knowledge client list in the second quarter, and Merrill Lynch upgraded 520 positions. To build on this success, Reuters has decided to migrate the version of Reuters Knowledge targeted at investment bankers to the same platform as the investment management product, thereby accelerating the simplification of its product line. The second half of 2004 will see a US focused buy side sales campaign to sell Reuters Knowledge either as a stand alone product, or integrated with Reuters 3000 Xtra or Reuters Station for customers who need full access to real time information and analytics.

Revenue from the Reuters Wealth Manager family held up well for the half year, partly driven by growth at Lipper, which is building a strong reputation for delivering independent fund analysis to the global investment community. In the highly competitive US retail equities market, Reuters has secured 20,000 positions of new business for Reuters Plus, taking total access numbers to over 70,000, their highest ever level. Early customer testing of the new Reuters Wealth Manager product is pointing towards a successful launch in the third quarter.

Enterprise segment

Enterprise revenue, 19% of revenue for the half year, was £228 million, a decline of 15% on an underlying basis. This decline was driven by Reuters withdrawal from much of its consulting business as part of Fast Forward, as well as the continued reduction in recurring revenues from datafeeds and market data systems. Large customers are continuing to consolidate their systems, while Reuters is pro-actively encouraging smaller customers to reduce their cost of ownership by migrating to newer, desktop-based Reuters offerings that do not require heavy enterprise infrastructure. Nevertheless, when compared to the previous quarter, the second quarter underlying decline was only 3%. This improvement was driven by a strong performance from the new Reuters Datafeed (RDF) in America, as customers focused on processing higher volumes of data, improving data quality and meeting regulatory requirements. Furthermore, the roll-out of the next generation Reuters Market Data System (RMDS) continues to make good progress in its target market, with two thirds of Reuters biggest customers now signed up to use it.

Newer business areas for Reuters continue to offer growth opportunities in the Enterprise segment, with both recurring Risk Management revenues and Enterprise Information Products (EIP) growing in the first half. Growth in EIP reference data has been fuelled by customer focus on compliance issues and strong mid and back office product fit. Risk has seen early success for Kondor Trade Processing, which provides additional functionality to the existing Kondor+ installed base of 550 customers.

Media segment

Media revenue was £70 million, down 5% on an underlying basis compared to the same period last year, measured against strong comparables because of heavy demand for coverage during the Iraq War. Reuters has now implemented its plan to strengthen the competitive advantage of its news by limiting access via other financial news websites, and expects to see a modest decline in Media revenues in the second half of this year as a result. As well as increasing competitiveness in Reuters financial markets segments, this move is expected to benefit reuters.com, which is already seeing good increases in advertising revenues, albeit from a small base.

Operating costs

Reuters operating costs fell to £1,101 million in the six months to June 2004. This represents a decline of £173 million, or 14%, over the same period last year, a slightly bigger decline in percentage terms than the reduction in revenue. The major drivers of this reduction were Fast Forward savings, currency fluctuations, operational gearing linked to revenue decline, and disposals.

Since the beginning of the Fast Forward programme in February 2003, Reuters has recorded cumulative cost savings of £155 million, including incremental savings of £80 million so far this year.

Changes to staff levels and associated occupancy costs were the primary drivers of Fast Forward savings. These were made possible by simplifications to the Reuters product line and sales process; off-shoring of development and content functions; and savings in corporate services. Reductions in headcount were partially offset by the hiring of more than 150 new customer-facing staff and nearly 300 content and product development specialists in Bangkok and Bangalore. Overall staff costs fell by 10% (excluding restructuring costs) compared to the same period last year. Nearly 1,300 people left the company in the six months to June 2004.

Fast Forward has also resulted in significant property savings from site closures and relocations, with space costs down 21% (excluding restructuring costs) compared to the same period last year.

Fast Forward progress review

At the mid point of its three year Fast Forward programme, Reuters is making good progress on transforming itself into a more competitive, less complex, more customer service-driven and more efficient business. The company’s financial markets desktop product line has been slimmed down and updated, and now consists of four product families, each targeted at a specific set of users. Plans to move to a new business architecture have been simplified to minimise disruption to customers and reduce execution risk. Customer satisfaction is improving, driven by investments in customer service which include almost doubling the number of customer trainers. New products and better service are helping Reuters win business in all three of its financial markets customer segments. Last but not least, costs have reduced by a further £80 million in the last six months, contributing to the total Fast Forward savings target of £440 million in 2006.

Instinet Group

Instinet Group (INGP.O), the electronic brokerage firm in which Reuters has a 62% stake, saw the benefits of strong management action, reporting operating profit (post restructuring and impairment of subsidiaries goodwill) of £22 million compared to a loss of £14 million in the same period last year.

Revenue was £263 million, an underlying improvement of 8% compared to the same period last year, but an actual decline of 4%, driven by US dollar weakness. Despite lower trading volumes, Instinet, the institutional broker, moved to strengthen its competitive position by introducing IDX, a new anonymous, cost effective trading mechanism for large blocks of US stock, and launched Instinet Research Partners to provide independent research free of any conflicts of interest. INET, the electronic marketplace, maintained market share of NASDAQ-listed equity volume at 25%.

Operating costs pre-restructuring and goodwill amortisation continued to fall despite underlying revenue growth and showed a 4% underlying reduction to £232 million. Much of this reduction was headcount driven, with Instinet Group now employing 1,090 staff.

Instinet Group operating profit pre-restructuring and goodwill amortisation increased to £31 million (2003: £4 million).

Operating profit post restructuring and impairment of subsidiaries goodwill of £22 million (2003: loss of £14 million) reflects a restructuring charge of £5 million for new initiatives to streamline Instinet Group operations.

Instinet Group profit before tax of £35 million includes £11 million from the disposal of a stake in Euronext.

Impact of currency movements

In Reuters, the difference between average currency rates in the first halves of 2003 and 2004 had the effect of reducing revenues by £62 million (4.7%), with the primary driver being US dollar weakness. The same US dollar weakness reduced operating costs by a similar amount, such that the impact on operating profit and margin was minimal.

For Reuters Group, currency movements reduced revenue by £94 million but had minimal effects on operating profit and margin.

If current exchange rates were to persist through the balance of 2004, US dollar weakness would have an adverse effect on full year revenue of approximately 5%, and the weaker Euro would cause a reduction of approximately 5% in Reuters operating profits before amortisation of goodwill and intangibles, impairments and restructuring charges.

Reuters prospects

Reuters expects the decline in recurring revenue in the third quarter of 2004 to be around 5%, with further gradual improvement in the fourth quarter.

Reuters has raised its Fast Forward cumulative cost savings estimate for 2004 from £220 million to £230 million, and still expects to incur a charge of approximately £125 million. It remains committed to delivering a total of £440 million in savings in 2006.

Summarised financial statements for the six months to 30 June 2004 (unaudited)

1)  Consolidated profit and loss account for the six months to 30 June 2004 (unaudited)

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated*	Restated*
	£m	£m	£m
Group revenue	1,437	1,620	3,197
Operating costs	(1,339)	(1,559)	(3,069)

Operating profit	98	61	128
Share of operating profits/(losses) of associates and joint ventures	5	(16)	(35)
Impairment of investments in associates and joint ventures	-	-	(9)
Profit/(loss) on disposal of subsidiary undertakings	7	(1)	3
Profit on disposal of associates and joint ventures	205	-	10
Share of profit on disposal of business by joint venture	9	-	-
Loss on disposal of fixed assets	-	-	(17)
Profit on disposal of other fixed asset investments	10	-	6
Amounts written off fixed asset investments	-	(14)	(3)
Net interest payable	(2)	(11)	(29)

Profit on ordinary activities before taxation	332	19	54
Taxation on profit on ordinary activities	(39)	(20)	(22)

Profit/(loss) on ordinary activities after taxation	293	(1)	32
Equity minority interest	(7)	8	16

Profit attributable to ordinary shareholders	286	7	48
Dividend
- Interim	(54)	(54)	(54)
- Final	-	-	(86)

Retained profit/(loss) for the period	232	(47)	(92)

Basic earnings per ordinary share	20.4p	0.5p	3.5p

* Reported results for 2003 have been restated following adoption of UITF 38 ‘Accounting for Employee Share Ownership Plan Trusts’ and UITF 17 ‘Employee Share Schemes’. (See note 1 on page 14).

2)  Consolidated statement of total recognised gains and losses for the six months to 30 June 2004 (unaudited)

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated*	Restated*
	£m	£m	£m
Profit attributable to ordinary shareholders	286	7	48
Translation differences taken directly to reserves	(20)	(54)	(113)

Total recognised gains and losses relating to the period	266	(47)	(65)

Prior period adjustment (See note 1 on page 14)	150

Total gains and losses since last annual report	416

* Reported results for 2003 have been restated following adoption of UITF 38 ‘Accounting for Employee Share Ownership Plan Trusts’ and UITF 17 ‘Employee Share Schemes’. (See note 1 on page 14).

The prior period adjustment reflects the impact of the change in accounting treatment on the total gains and losses recognised since the last annual report. This primarily relates to the reversal of prior year impairment charges, because ESOT shares are now held at cost.

3a)  Consolidated cash flow statement for the six months to 30 June 2004 (unaudited)

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
	£m	£m	£m
Net cash inflow from operating activities	53	93	429
Dividends received from associates	2	1	3
Returns on investments and servicing of finance
Interest received	9	6	17
Interest paid	(11)	(21)	(45)

Net cash outflow from returns on investments and servicing of finance	(2)	(15)	(28)
Taxation paid	(13)	(39)	(33)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(47)	(63)	(131)
Sale of tangible fixed assets	49	3	13
Purchase of fixed asset investments	(1)	-	(3)
Sale of fixed asset investments	13	-	11

Net cash inflow/(outflow) on capital expenditure and financial investments	14	(60)	(110)
Acquisitions and disposals (including joint ventures and associates)	418	(114)	(106)
Equity dividends paid	(86)	(86)	(140)

Cash inflow/(outflow) before management of liquid resources and financing	386	(220)	15
Management of liquid resources
Net (increase)/decrease in short-term investments	(89)	40	(99)
Financing
Proceeds from issue of shares	2	-	-
Net (decrease)/increase in borrowings	(122)	69	(13)

Net cash (outflow)/inflow from financing	(120)	69	(13)

Increase/(decrease) in cash	177	(111)	(97)

3b)  Reconciliation of net cash flow to movement in net funds/(debt) for the six months to 30 June 2004 (unaudited)

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
	£m	£m	£m
Increase/(decrease) in cash	177	(111)	(97)
Cash inflow/(outflow) from movement in borrowings	122	(69)	13
Cash inflow/(outflow) from movement in liquid resources	89	(40)	99

Change in net funds/(debt) resulting from cash flows	388	(220)	15
Net funds arising on (disposal)/acquisition	(1)	-	3
Translation differences	(2)	(12)	(29)

Movement in net funds/(debt)	385	(232)	(11)
Opening net debt	(77)	(66)	(66)

Closing net funds/(debt)	308	(298)	(77)

3c)  Net cash inflow from operating activities for the six months ended 30 June 2004 (unaudited)

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated	Restated
	£m	£m	£m
Operating profit	98	61	128
Depreciation	69	104	193
Amortisation and impairment of goodwill and other intangibles	35	50	121
(Increase)/decrease in stocks	(1)	1	(1)
Decrease/(increase) in debtors	4	(69)	316
Decrease in creditors	(171)	(47)	(316)
Loss on disposal of tangible fixed assets	2	-	-
Employee share schemes charge/(credit)	3	6	(14)
Other, principally translation differences	14	(13)	2

Net cash inflow from operating activities	53	93	429

4)  Consolidated balance sheet at 30 June 2004 (unaudited)

	30 June	30 June	31 December
	2004	2003	2003
		Restated	Restated
	£m	£m	£m
Fixed assets	843	1,408	1,192
Stocks	2	2	2
Debtors	920	1,369	981
Cash and short-term investments	936	586	694
Creditors	(1,466)	(2,248)	(1,766)

Net current assets/(liabilities)	392	(291)	(89)

Total assets less current liabilities	1,235	1,117	1,103
Long-term creditors	(368)	(281)	(425)
Provisions	(237)	(285)	(271)

Net assets	630	551	407

Capital and reserves
Called-up share capital and share premium	451	449	449
Other reserve	(1,717)	(1,717)	(1,717)
Capital redemption reserve	1	1	1
Profit and loss account reserve	1,694	1,600	1,479

Shareholders' equity	429	333	212
Equity minority interest	201	218	195

Capital employed	630	551	407

5)  Reconciliation of movement in shareholders’ funds for the six months to 30 June 2004 (unaudited)

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated	Restated
	£m	£m	£m
Profit/(loss) for the period	232	(47)	(92)
Translation differences taken directly to reserves	(20)	(54)	(113)
Shares issued during the period	2	-	-
Amounts credited/(charged) in respect of employee share schemes	3	6	(11)

Net movement in shareholders' equity	217	(95)	(216)
Opening shareholders' equity as previously stated	286	496	496
Prior year adjustment (See note 1 on page 14)	(74)	(68)	(68)

Opening shareholders' equity as restated	212	428	428

Closing shareholders' equity	429	333	212

Notes to the interim results for the six months to 30 June 2004 (unaudited)

1.     Basis of preparation

With the exception of accounting for Employee Share Ownership Trusts (ESOTs) and employee share schemes, as described below, the above financial information has been prepared on a basis consistent with the accounting policies set out on pages 72 and 73 of Reuters Group PLC 2003 Annual Report and Form 20-F.

The unaudited financial statements should be read in conjunction with the 2003 Annual Report and Form 20-F. The results for 2003 do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985 but are an abridged version of the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or section 237 (3) of the UK Companies Act 1985.

Revised accounting for ESOTs and employee share schemes

UITF 38 ‘Accounting for ESOP Trusts’ has been adopted for the first time in these financial statements. As a result, shares in Reuters Group PLC held by ESOTs have been reclassified from fixed asset investments and are now treated as a deduction from shareholders’ funds. No new shares have been acquired by the ESOTs during the year. In addition, revisions to UITF 17 ‘Employee Share Schemes’ have changed the basis on which the costs of employee share schemes are charged to the profit and loss account. The impact of both these changes in accounting treatment has resulted in a prior period adjustment and previously reported figures have been restated accordingly.

The reclassification of shares acquired by the Reuters ESOTs from fixed asset investments to shareholders’ equity has reduced net assets by £59 million as at 30 June 2003 and by £74 million as at 31 December 2003. The impact of adopting the amendment to UITF 17 in the six months to 30 June 2003 and for the year to 31 December 2003, was to increase profit after tax by £3 million and £5 million respectively. The impact in the six months to 30 June 2004 was to increase profit after tax by £nil.

2.     Definitions of Group names

In this release, “Reuters Group” and “Group” refer to Reuters Group PLC and its subsidiary undertakings including Instinet Group Incorporated (Instinet Group). “Reuters” refers to Reuters Group excluding Instinet Group.

3.     Use of non-GAAP measures

To supplement UK GAAP measures, the Group undertakes further analysis to break out GAAP measures into their component parts, which results in the creation of certain non-GAAP measures. The rationale for this analysis, and reconciliations to UK GAAP measures are set out below. These measures are used by management to measure the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

A more detailed explanation of the use of non-GAAP measures is set out on pages 27 and 28 of Reuters Group PLC 2003 Annual Report and Form 20-F.

a)     Underlying results

Period-on-period change in Reuters is measured in overall terms (ie actual reported results under UK GAAP) and in underlying terms. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals as these are factors that are not on a like-for-like basis between periods. This enables comparison of Reuters operating results on a like-for-like basis between periods.

Underlying results reflect the operating results of the ongoing elements of each business unit, and measure the performance of management against variables over which they have control, without the impact of changes in rates of foreign exchange, and without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

Underlying figures also allow investors to compare the reported Reuters results with the forward-looking guidance issued by Reuters to the investor community. Because it is not able to forecast currency movements or the exact timing and impact of acquisition and disposal activity, Reuters communicates its revenue guidance to investors on an underlying basis. Therefore, providing the underlying results in addition to the actual reported results assists investors in making their own assessment of company performance against the guidance given by management.

Reconciliations between actual % changes and underlying % changes can be found at www.about.reuters.com in the Investors section under Financial Data.

b)     Exclusion of restructuring charges

Reuters results are reviewed before and after the costs of Reuters business transformation plan, which includes the Fast Forward programme. Under the Fast Forward programme, Reuters is incurring restructuring costs, relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward is a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme is scheduled to complete in 2005 as originally envisaged.

The Fast Forward programme is centrally managed, and its performance against targets is evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures. Because of their time-limited and defined nature, Reuters believes that presenting these measures both including and excluding restructuring charges gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

c)     Exclusion of amortisation of goodwill and other intangibles, impairments and disposals

For certain cost, profit, margin and earnings per share measures, Reuters analyses its results before and after the impact of restructuring, amortisation of goodwill and other intangibles, impairments of subsidiaries, associates and joint ventures as well as amounts written off fixed asset investments and disposals. The non-GAAP EPS measure also eliminates the earnings impact of non-recurring tax charges and credits related to impairments, reorganisations and disposals.

The rationale for isolating restructuring charges is explained above. The other charges and income arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business units. They are analysed and reviewed separately from ongoing operations as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community. Acquisition and disposal activity does not form part of the operations controlled by business unit management, and decisions around such activity are usually determined centrally.

Presenting earnings before amortisation of goodwill and other intangibles, impairments and disposals and the above non-recurring tax items also helps investors measure performance in relation to the Group’s dividend policy. In October 2001, Reuters Group defined the long term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters earnings before amortisation of goodwill and other intangibles, impairments and disposals.

d)     Free cash flow

Reuters free cash flow is used as a performance measure and to assess the extent of the Group’s dividend cover from a cash perspective. Free cash flow is intended to measure all Reuters cash movements other than those which are both discretionary in nature and unrelated to ongoing operating activities such as purchase of shares by the ESOTs, loans to associates and dividends paid out by the Group. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

e)     Reconciliations of non-GAAP measures (unaudited)

Reconciliation of non-GAAP operating profit

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated	Restated
	£m	£m	£m

Reuters Group operating profit	98	61	128
Exclude Instinet Group operating (profit)/loss	(22)	14	48

Reuters operating profit	76	75	176
Exclude:
Restructuring charges	70	79	134
Amortisation of goodwill and other intangibles	31	44	89
Impairment of goodwill and other intangibles	-	-	7

Reuters operating profit before amortisation of goodwill and other intangibles, impairments and restructuring	177	198	406

Reconciliation of non-GAAP operating margin

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated	Restated
	%	%	%

Reuters Group operating margin	6.8%	3.7%	4.0%
Exclude Instinet Group operating margin	(8.3% )	-	-

Reuters operating margin	6.5%	5.6%	6.6%
Exclude:
Restructuring charges	5.9%	5.9%	5.1%
Amortisation of goodwill and other intangibles	2.6%	3.2%	3.3%
Impairment of goodwill and other intangibles	-	-	0.3%

Reuters operating margin before amortisation of goodwill and other intangibles, impairments and restructuring	15.0%	14.7%	15.3%

Reuters Group reconciliation of non-GAAP profit before taxation

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated	Restated
	£m	£m	£m

Reuters Group profit before taxation	332	19	54
Exclude:
Amortisation of goodwill and other intangibles	35	53	108
Impairments	-	14	32
Disposals	(231)	1	(2)

Reuters Group profit before taxation, amortisation of goodwill and other intangibles, impairments and disposals	136	87	192

Reuters Group profit before taxation	332	19	54
Exclude Instinet Group (profit)/loss before tax	(35)	25	46

Reuters profit before taxation	297	44	100
Exclude:
Amortisation of goodwill and other intangibles	31	47	96
Impairments	-	-	17
Disposals	(220)	1	(3)

Reuters profit before taxation, amortisation of goodwill and other intangibles, impairments and disposals	108	92	210

Reuters Group reconciliation of EPS

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated	Restated
	pence	pence	pence

Reuters Group EPS	20.4	0.5	3.5
Exclude:
Amortisation of goodwill and other intangibles	2.5	3.7	7.7
Impairments	-	1.0	2.3
Disposals	(16.4)	0.1	(0.1)
Adjustment to tax charge for non-recurring tax effects of impairments, reorganisations and disposals	0.2	-	(1.4)
Adjustment to equity minority interest for effect of amortisation of goodwill and other intangibles, impairments and disposals	0.1	(0.5)	(0.7)

Reuters Group EPS before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and disposals	6.8	4.8	11.3

Reuters Group EPS	20.4	0.5	3.5
Exclude Instinet Group EPS	(0.9)	1.0	1.9

Reuters EPS	19.5	1.5	5.4
Exclude:
Amortisation of goodwill and other intangibles	2.2	3.3	6.8
Impairments	-	-	1.3
Disposals	(15.6)	0.1	(0.2)
Adjustment to tax charge for non-recurring tax effects of impairments, reorganisations and disposals	-	-	(1.3)

Reuters EPS before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and disposals	6.1	4.9	12.0

Reuters Group reconciliation of Reuters free cash flow

	Six months to 30 June 2004
		Instinet	Reuters
	Reuters	Group	Group
	£m	£m	£m

Net cash inflow/(outflow) from operating activities	131	(78)	53
Dividends received from associates	2	-	2
Returns on investment and servicing of finance	(4)	2	(2)
Taxation paid	(4)	(9)	(13)
Capital expenditure and financial investment	4	10	14
Proceeds from issue of shares	2	-	2

Free cash flow	131	(75)	56

4.     Share and dividend data

The weighted average number of ordinary shares used for the calculation of earnings per share was 1,398 million for the six months to June 2004 (June 2003: 1,395 million).

The interim dividend of 3.85 pence per share is payable on 1 September 2004 to ordinary shareholders on the register as at 6 August 2004. The interim dividend is payable on 8 September 2004 to American Depositary Shareholders on the record at 6 August 2004. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 4 August 2004.

5.     Segmental analysis

The tables 5a-d below show a segmental analysis of revenue, costs and results which reflects the way Reuters has been managed since 1 January 2004, and the management of Instinet Group as a separate business within the Reuters Group.

Reuters product revenues are classified into product families, which are aligned to the customer segments as shown in table 5b. Product families map directly to only one segment with two exceptions. Reuters Xtra family and Reuters Trader family revenues which are earned from Research & Asset Management clients are attributed to that customer segment, with all other revenues in these families attributed to the Sales & Trading customer segment.

Prior periods have been restated to reflect changes in the management of the cost base.

5a.         Segmental analysis – six months to 30 June 2004 (unaudited)

	Six months to 30 June		% Change		Year to
					31 December
	2004	2003	Actual	Underlying	2003
Revenue		Restated			Restated
	£m	£m			£m
Sales & Trading	596	663	(10%)	(5%)	1,300
Research & Asset Management	122	139	(13%)	-	290
Enterprise	228	283	(21%)	(15%)	560
Media	70	77	(9%)	(5%)	153
Recoveries	161	187	(13%)	(9%)	361

Reuters	1,177	1,349	(13%)	(7%)	2,664
Instinet Group	263	275	(4%)	8%	540
Intra-group revenue	(3)	(4)	(25%)	(22%)	(7)

Group revenue	1,437	1,620	(11%)	(5%)	3,197

Costs
Customer segments	83	119	(30%)	(15%)	249
Channels	409	488	(16%)	(13%)	940
Operations & Technology	305	328	(7%)	-	674
Content	132	135	(2%)	2%	278
Corporate Services	71	81	(11%)	(4%)	117

Reuters	1,000	1,151	(13%)	(7%)	2,258
Instinet Group	232	271	(15%)	(4%)	519
Intra-group costs	(3)	(4)	(25%)	(22%)	(7)

	1,229	1,418	(13%)	(6%)	2,770
Restructuring costs - Reuters	70	79	(13%)	(9%)	134
- Instinet Group	5	12	(52%)	(49%)	44

	1,304	1,509	(14%)	(7%)	2,948
Goodwill & other intangibles
Amortisation - Reuters	31	44	(29%)	(29%)	89
- Instinet Group	4	6	(41%)	(41%)	12
Impairment - Reuters	-	-	-	-	7
- Instinet Group	-	-	-	-	13

Group operating costs	1,339	1,559	(14%)	(8%)	3,069

Group operating profit	98	61	63%	63%	128

5b.     Reuters Revenue by Segment by Type – six months to 30 June 2004 (unaudited)

	Six months to 30 June		% Change		Year to
					31 December
	2004	2003	Actual	Underlying	2003
	£m	£m			£m

Recurring	550	614	(10%)	(6%)	1,200
Outright	1	3	(57%)	(55%)	7
Usage	45	46	(3%)	10%	93

Sales & Trading	596	663	(10%)	(5%)	1,300

Recurring	120	139	(14%)	(1%)	288
Outright	1	-	-	-	2
Usage	1	-	-	-	-

Research & Asset Management	122	139	(13%)	-	290

Recurring	198	243	(20%)	(14%)	464
Outright	29	40	(28%)	(24%)	96
Usage	1	-	-	-	-

Enterprise	228	283	(21%)	(15%)	560

Recurring	64	72	(10%)	(4%)	143
Usage	6	5	16%	(22%)	10

Media	70	77	(9%)	(5%)	153

Recurring	161	187	(13%)	(9%)	361

Recoveries	161	187	(13%)	(9%)	361

Recurring	1,093	1,255	(13%)	(7%)	2,456
Outright	31	43	(28%)	(25%)	105
Usage	53	51	4%	9%	103

Total Reuters Revenue	1,177	1,349	(13%)	(7%)	2,664

5c.     Reuters Revenue by Segment by Product Family – six months to 30 June 2004 (unaudited)

	Six months to 30 June		% Change		Year to
					31 December
	2004	2003	Actual	Underlying	2003
	£m	£m			£m

Reuters Xtra	377	352	7%	12%	725
Reuters Trader	219	311	(29%)	(24%)	575

Sales & Trading	596	663	(10%)	(5%)	1,300

Reuters Xtra	31	30	5%	12%	61
Reuters Trader	5	11	(55%)	(52%)	18
Knowledge	39	47	(18%)	49%	108
Wealth Manager	47	51	(8%)	-	103

Research & Asset Management	122	139	(13%)	-	290

Enterprise	228	283	(21%)	(15%)	560

Media	70	77	(9%)	(5%)	153

	1,016	1,162	(13%)	(7%)	2,303

Recoveries	161	187	(13%)	(9%)	361

Total Reuters Revenue	1,177	1,349	(13%)	(7%)	2,664

5d.     Reuters Revenue by Geography – six months to 30 June 2004 (unaudited)

	Six months to 30 June		% Change		Year to
					31 December
	2004	2003	Actual	Underlying	2003
	£m	£m			£m

Europe, Middle East, Africa	671	766	(12%)	(9%)	1,501
Americas	318	367	(13%)	(3%)	733
Asia	188	216	(13%)	(6%)	430

Total Reuters Revenue	1,177	1,349	(13%)	(7%)	2,664

6. Reuters quarterly Product Family statistics (unaudited)

				Underlying
	Three months ended			Percentage Change
				Versus	Versus
	June	March	June	March	June
	2004	2004	2003	2004	2003

Period end accesses (000s)
3000 Xtra	79	76	60	4%	32%
Dealing	18	18	17	-	1%
Other Xtra	2	1	1	16%	22%

Reuters Xtra	99	95	78	4%	25%

2000/3000	55	60	85	(9%)	(36%)
Other Trader	56	58	85	(1%)	(21%)

Reuters Trader	111	118	170	(5%)	(29%)

Knowledge & Wealth Manager	117	101	114	(4%)	(16%)

Total period end accesses	327	314	362	(2%)	(12%)

Access driven revenue (£m)
Reuters Xtra	181	180	169	2%	14%
Reuters Trader	99	104	145	(5%)	(28%)
Knowledge & Wealth Manager	19	19	20	2%	6%

Total access driven revenue	299	303	334	(1%)	(5%)
Other recurring revenue	238	253	297	(1%)	(8%)

Total recurring revenue	537	556	631	(1%)	(6%)

Average revenue per access (£)
Reuters Xtra	627	656	740	(4%)	(10%)
Reuters Trader	287	278	276	3%	2%
Knowledge & Wealth Manager	59	58	60	13%	23%

Total average revenue per access	312	310	306	4%	8%

Accesses outside the Reuters Xtra, Reuters Trader, Knowledge or Wealth Manager Product Families are not included in the above analysis.

7.     Reuters costs by type – six months to 30 June 2004 (unaudited)

	Six months to 30 June		% Change		Year to
					31 December
	2004	2003	Actual	Underlying	2003
		Restated			Restated
	£m	£m			£m

Staff	467	528	(12%)	(6%)	1,007
Services	181	216	(16%)	(9%)	456
Depreciation	58	83	(30%)	(26%)	150
Data	126	144	(13%)	(11%)	279
Communications	155	178	(12%)	(3%)	348
Space	97	115	(15%)	(10%)	201
Other	(14)	(34)	(58%)	(54%)	(49)
Amortisation and impairment of subsidiary goodwill and other intangibles	31	44	(29%)	(29%)	96

Operating costs	1,101	1,274	(14%)	(8%)	2,488

8.     Summary of financial results for the six months to 30 June 2004 in US dollars (unaudited)

The following information is provided for the convenience of US shareholders. Summary headline figures from the financial results for the six months to 30 June 2004, as prepared under UK GAAP and in sterling, have been translated into US dollars. For convenience all figures (including comparatives) have been converted at £1 = US$1.81, the rate prevailing on 30 June 2004.

	Six months to 30 June		Year to
			31 December
	2004	2003	2003
		Restated	Restated
	$m	$m	$m
Sales & Trading	1,079	1,200	2,353
Research & Asset Management	221	253	525
Enterprise	412	511	1,013
Media	127	139	276
Recoveries	292	339	655

Reuters	2,131	2,442	4,822
Instinet Group	476	497	978
Intra-group	(5)	(7)	(12)

Revenue	2,602	2,932	5,788

Reuters	138	136	319
Instinet Group	39	(27)	(86)

Operating profit	177	109	233

Reuters	537	80	183
Instinet Group	63	(46)	(84)

Profit on ordinary activities before taxation	600	34	99

9.     Reconciliation of Instinet Group results for the six months to 30 June 2004 (unaudited)

The following is a reconciliation of the unaudited results for the six months to 30 June 2004 under US GAAP as released by Instinet Group on 26 July 2004, to the numbers that are being reported by Reuters Group under UK GAAP.

	Revenue	Profit after taxation
Per Instinet Group results - US GAAP (US$m)	593	27
Adjustments to UK GAAP
- Soft dollar commission and commission recapture	(113)	-
- Interest	(3)	-
- Investments	-	16
- Amortisation of intangibles	-	2
- Stock compensation	-	1
- Restructuring	-	(6)
- Tax	-	(5)
- Other	-	1

Instinet Group results - UK GAAP (US$m)	477	36

Instinet Group results - UK GAAP (£m)	263	20

An exchange rate of US$1.81 has been used, being the average for the six months to 30 June 2004.

Explanation of adjustments

Revenue

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollars, primarily relating to the purchase of third party research products, and payments made as part of Instinet Group’s commission recapture services. Under US GAAP, Instinet Group reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP these revenues and costs are not grossed up but are netted against each other.

The other revenue adjustment relates to net interest income that is not included as revenue under UK GAAP.

Profit after taxation/net profit

Adjustments to net profit after taxation include impairment of investments, amortisation of intangible assets, the tax effect of US to UK GAAP differences, stock based compensation costs, restructuring charges and currency translation differences.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

  Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme unfavourable conditions in financial markets
  the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products the dependency of Reuters Group on third parties for the provision of certain network and other services any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks' ability to accommodate increased traffic the impact of significant competition in the financial information and trading communities changes in the regulatory or competitive environment
  adverse governmental action in countries where Reuters conducts reporting activities the ability of the Group to realise the benefits of acquisitions any changes in accounting policies that are required for the Group to comply with International Financial Reporting Standards (effective 1 January 2005).

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2003. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Ends

REUTERS GROUP PLC

INTERIM RESULTS

For the six months to 30 June 2004

27 July 2004

                 Miriam McKay: Good morning, ladies and gentlemen, and welcome to Reuters Interim Results presentation. I am Head of Investor Relations here at Reuters. In this morning’s programme our Finance Director, David Grigson, will take you through today’s results and then Tom Glocer, our CEO, will give a wider-ranging business update. We will leave plenty of time at the end for questions.

        Before we start, I would like to remind you that these presentations may include forward-looking statements. The risk factor section of our Annual Report describes some important factors which could cause actual results to differ materially from our forward-looking statements today. You can obtain copies of our Annual Report from our website or from our offices here in London or in New York.

        David, over to you.

INTERIM RESULTS
FINANCIAL HIGHLIGHTS

David Grigson
Financial Director

        Thank you, Miriam and good morning, everyone. I suggest that we skip over the definitions of non-GAAP measures on page 2 of your booklet and go straight to the financial headlines on page 3.

Half year financial headlines – Reuters

        There, you see that the financial headlines for Reuters for the first half of 2004 are firstly that our revenue has followed the path of gradual improvement that we predicted at the beginning of the year. Overall revenue was down 12.7% but, if you exclude currency effects, caused primarily by the weaker dollar, and exclude the impact of disposals, the underlying decline reduces to 7.3%.

        Recurring revenue was down 6.2% in the second quarter compared to a decline of 8.4% in Q1. Operating costs, pre-restructuring, were down 7% on an underlying basis, driven by Fast Forward which, at the mid-point of the programme, remains ahead of plan. And with costs coming down a little faster than revenue in the first half, our operating margin on a pre-restructuring and amortisation basis, at 15%, showed a small improvement over the first half of 2003.

        Profits from disposals lifted our pre-tax profits to £297 million in Reuters, while Earnings per Share, before amortisation and before the profits we made on our disposals, were up 24% to 6.1p. This is the measure on which we base the dividend, which we have again maintained at 3.85p. Strong cash flow in the half, together with the proceeds from those disposals, has reduced net debt for Reuters from £750 million a year ago to £141 million at the end of June.

Half year financial headlines – Instinet and Reuters Group

        Instinet Group reported their results yesterday and are hosting a conference call at four o’clock UK time today, so I will not spend too much time on their results this morning. On a UK GAAP basis, Instinet Group reported revenue of £263 million, which was 4% down in sterling terms, but was 8% up on an underlying basis.

        Operating profit was £22 million in the first half against a loss of £14 million in the first half of 2003. Instinet Group’s operating margin, pre-restructuring and amortisation, improved from just 1% in the first half of last year to 12% this time, helped by ongoing cost reduction.

        Both Instinet, the institutional broker, and INET, the electronic market place, performed well as measured by market share and commission capture, in a market that saw NASDAQ trading volumes fall 15% in Q2 compared to Q1. Instinet Group’s balance sheet remains strong with net cash of £449 million at the end of the half.

        Finally, at a Group level, we have reported a pre-tax profit of £332 million this half compared to £19 million in the first half of 2003.

Reuters – financial performance

        Let us get into the numbers in more detail and, as usual, I will focus mainly on the performance of Reuters.

        Revenue in Reuters was down 12.7% while operating costs, pre-restructuring and amortisation, reduced by just over 13%.

        As I have already said, the underlying decline in revenue and costs is closer to 7%, with most of the difference between actual and underlying performance caused by currency movements. With 39% of our revenues and 44% of our costs denominated in US$, the 13% weakening of the dollar half-on-half has clearly had a material effect on our reported results.

        Looking ahead, the only guidance we can give you on the effect that currency will have for the full year is on the basis that exchange rates stay as they are now for the remainder of 2004. On this basis, we would expect US$ weakness to negatively affect year-on-year revenue movements by approximately 5%, and for euro weakness to negatively affect the year-on-year operating profit movement, also by about 5%.

        Moving on down the P&L, we took a restructuring charge of £70 million in the first half, all of which related to the various strands of the Fast Forward programme. The biggest single element of the charge is severance, with most of the remainder being property restructuring, including £27 million related to our move to Canary Wharf. Looking ahead, we expect that the full year charge this year will be in the region of £125 million, as originally estimated.

        Our amortisation charges are down on last year because of disposals, and the net result of all this is that our operating profit of £76 million shows a small increase over the first half of 2003.

        Continuing down the Reuters Profit & Loss account you see, for the first time for a long while, a positive contribution from our joint venture and associate companies where we have been working hard to improve performance. Particularly impressive was the performance of Radianz driven by an underlying increase of 74% where we have been working hard to improve performance. Particularly impressive was the performance of Radianz, driven by an underlying increase of 74% in revenues from third party customers and excellent cost management.

        Factiva continues to perform strongly with both revenue and profit moving ahead nicely while the positive contributions from Tibco and GL Trade represent our share of their profits before we disposed of the majority of our holding in Tibco and all of our stake in GL Trade.

        The debt reduction that resulted from these disposals, and others, has reduced our interest charge by £10 million, while the disposals themselves, which I will come back to on my next slide, delivered gains in the first half of £220 million.

        The tax charge that applies to our profits on a pre-disposals basis, was 22%, close to where it was for full year 2003.

        The combination of all these moving parts results in a pre-tax profit in Reuters of £297 million, compared to a profit of £44 million in the first half of last year.

Reuters – disposals

        Turning specifically to the disposals for a moment, those executed in the first half yielded net proceeds of £426 million and a gain of £220 million. The biggest contributor to both numbers was the sale of the majority of our stake in Tibco in a combined secondary market/share buy-back transaction. The list of major disposals in this half is shown in the supplementary notes in your slide booklet.

        The total contribution these businesses made to last year’s pre-tax profit was just £1 million, while the amount of tax that we have booked on the disposal profit was just £2 million, so it is good to be able to report that these disposals have been nicely accretive to our normalised earnings.

        The portfolio rationalisation programme, which has resulted in the closure or sale of 81 businesses, or stakes in businesses, over the last three years has not only had the effect of putting our balance sheet into much better shape at a time of ongoing internal restructuring but has also had the effect of getting rid of much of the corporate clutter which added to the complexity and slowed us down operationally.

Reuters – revenue by segment

        Turning now to revenue, let us look first at the customer segments we introduced to you back in April.

        I will start with Sales and Trading, which makes up just over 50% of our total revenue. Revenue here was down 5% on an underlying basis year-on-year, with the improving trend we highlighted at the end of the first quarter continuing into Q2.

        Our principal areas of focus in the first half have been on migrating users of 2000/3000 series products, on displacing competitors, particularly in our larger sell-side customers, and on protecting our Dealing franchise in Treasury. We can claim to have had a successful six months on all three fronts.

        First, migration, which remains on track although we have seen a higher proportion of users moving up to 3000Xtra than we originally thought, in part at least because of the delay in the availability of the enhanced version of Reuters Trader.

        Our success in defending our Dealing franchise, which has been helped by increased activity in foreign exchange markets, is demonstrated by the fact that we have seen the number of accesses of our Dealing products increase now in each of the last three quarters and by the good growth in our usage revenue.

        Moving on to Research & Asset Management, revenue in this segment was £122 million which was flat in underlying terms. Sales trends in this segment have been positive for some time now, driven by the success of Reuters Knowledge. Particularly encouraging is the new opportunities we are opening up on the buy-side where our proposition is strengthened by our ability to embed Reuters Knowledge into Reuters Station in the US, and into 3000Xtra in Europe, to provide a groundbreaking proposition for analysts and portfolio managers.

        The Enterprise segment was the area where we saw the biggest declines this half, with revenue down 15% in underlying terms. The main driver continues to be the fall-off in Datafeed and Market Data Systems revenue as those customers who do not need the flexibility of an open system move across to a simpler product offering. Also a factor has been the withdrawal from a number of our Solutions practices as part of our efforts under Fast Forward to simplify our product and service offering. This explains almost all of the 24% decline in our outright revenue this half in this segment.

        Within the Enterprise segment, the most impressive growth came from Enterprise Information Products which grew revenue 30%, helped by an improved product offering and the continuing focus on data usage compliance, particularly in the US.

        We see the net impact of these factors causing revenue to decline in the Enterprise segment through the balance of the year and into 2005 before starting to level off in 2006.

        Media revenue was down 5% on an underlying basis. The mainstay of this business, our agency sales to traditional media clients, remains robust with recurring revenue declines caused mainly by our decision to rationalise certain online syndication products with knock-on benefits to our cost base.

Reuters – trends in accesses

        This slide shows how our desktop accesses have moved since a year ago. At the end of June, we had an installed base of 327,000 revenue-generating desktop accesses: an increase of 13,000 since the end of March. Of these, 99,000 were Xtra family accesses, up 25% from a year ago. We have added 11,000 Xtra family users so far this year, 9,000 of which were the result of migration to 3000Xtra from legacy products. The balance comes from sales of new positions of 3000Xtra, as well as 200 new Conversational Dealing terminals and over 300 new premium BridgeStations.

        The majority of the reduction in the installed base of Trader family products in the first half was caused by cancellations of legacy 2000/3000 accesses, all but 2,000 of which either migrated up to 3000 Xtra or across and over to Reuters Trader. The remaining access losses in the Trader family relate to legacy domestic products, many of which have been obsoleted as part of the product rationalisation programme within Fast Forward.

        Accesses in the Knowledge and Wealth Manager families, already enjoying the success of Reuters Knowledge, were boosted in the 2nd quarter by our success in securing, against the usual competition, 20,000 new positions of Reuters Plus, our US retail equities product offering.

Reuters – average revenue per access

        This slide focuses on average revenue per access, our equivalent of ARPU. The top line shows a continuation of a trend that has been apparent for some time, that of a growing ARPU for the business as a whole. Overall ARPU for Q2 was up 8%, compared with the equivalent quarter a year ago, with the increase primarily due to the fact that there are a larger number of higher priced Xtra family accesses in the product mix.

        The ARPU for the Xtra family of products in Q2 is down 10% on the equivalent quarter last year. As always, there are a number of reasons for this with mix and currency effects playing the biggest part. The mix effects, mainly the higher proportion of 3000Xtras, explain about 4% of the decline. The weaker US dollar affects ARPU in instances such as with our larger customers, where we determine our price by reference to a US$ price list but invoice in local currencies – in sterling, euro or yen. As the dollar weakens, so does our ARPU, which explains almost 2% of the year-on-year decline.

        In addition to the mix and currency effects, we are also seeing higher volume-based discounts kicking in as access numbers grow in certain accounts and, where it makes sense to avoid overselling, we have sold a small number of 3000Xtras into positions that should have gone to Reuters Trader but at Reuters Trader prices, with the expectations that these positions will swap over to Trader in due course.

        We estimate that price discounting amounts to about 4% of the year-on-year decline in Xtra family ARPU.

        The final point to make from this slide is that there has been a 23% increase in the ARPU on Knowledge and Wealth Management family products driven entirely by the success of Reuters Knowledge, which sells at a much higher price point than the other products within these product families.

Reuters – operating cost movements

        Moving on to costs, this slide shows that our operating costs, including restructuring and amortisation, are down by £173 million, some 14%, compared to the first half of 2003. the largest contributor to this reduction is, as you would expect, the savings we have generated from the Fast Forward programme, and these total £80 million in the first six months.

        There are two points to make about the Fast Forward savings. First, the £80 million is a little ahead of where we expected to be at this stage. Our current view is that we will bring forward about £10 million of savings originally slated for 2005, so that the total saving now anticipated for this year is £155 million.

        The second point to make in connection with Fast Forward is that there has been a change in the mix from where the savings have come from. We have been more aggressive in our cost take-out in Corporate Services, including head office, and have been more radical in other areas such as the Channels and Segments, where we have balanced the need to invest to improve customer service, while pushing hard for efficiencies elsewhere. Today, these three areas have more than compensated for the delays in getting the savings we anticipated from moving to a simpler architecture, and have allowed us the scope to effect a more radical onshore/offshore split in some of our development, content and data activities.

        As I have already explained, exchange rate movements, in particular the weaker US$, have had the effect of reducing operating costs by some £65 million while the operational gearing effect of revenue declines, namely lower variable costs such as exchange fees and other recoveries, has reduced costs by around £23 million.

        The box labelled “other movements” on the slide includes the net impact on operating costs of acquisitions and disposals, reduced amortisation charges and the £9 million drop-off in restructuring costs this year.

        Finally, the red box on the slide shows our best estimate of the impact that inflation has had on our cost base in the first half. This is mainly salary inflation and increases in our communications costs due to rising data volumes. Small investments we have been making in projects intended to drive future revenue growth have been offset by other cost efficiencies arising outside of the Fast Forward programme.

Reuters Group – financial performance

        This slide shows the consolidated results for the Group as a whole. Clearly, the biggest single reason for the growth in pre-tax profits of £19 million to £332 million is a profit resulting from disposals – mainly in Reuters but supplemented by gains in Instinet. These same disposals contributed to lower interest costs as well as lower amortisation charges.

        Restructuring costs were down in both Reuters and Instinet while operating profits on a pre-restructuring and amortisation basis were up 3% to £208 million, reflecting slightly improved operating margins in Reuters and greatly improved profitability in Instinet.

Reuters – movement in cash flow

        Now on to cash flow, and here I show the main cash movement for Reuters. The points to draw out from this slide are, first, that the decline in capital expenditure that you have seen over the last few years has continued into the first half of this year, with obvious knock-on benefits into the depreciation charges. Secondly, the move to Canary Wharf, and a generally strong property market in the US, has enabled us to realise cash from the sale of freehold properties in London and from two sale and leaseback transactions in St Louis.

        Third, the first half has been unusual insofar as tax payments have been matched by almost equivalent amounts of tax refunds. Finally, we have been recipients of £426 million of net proceeds from disposals, offset by £3 million of deferred acquisition costs. The net effect of all of this is the substantial reduction in our debt, to which I referred earlier.

        Looking ahead into the second half of 2004 and into 2005, we would expect to see two things change. The first is that we expect to see an amount closer to £50 million of cash outflow on the tax and interest line in the second half of 2004. The other is that we expect a pick-up in capital expenditures as we fit out our new offices in Canary Wharf. This will amount to an additional £20 million in the second half of this year and a further £20 million next.

        Finally, if you add Instinet Group’s net cash of £449 million to Reuters net debt, the Group’s balance sheet shows £300 million of cash, compared to nearly £300 million of net debt a year ago.

Trend in Reuters net sales & recurring revenue

        This is a familiar slide by now. It shows our recurring sales trend and the resulting revenue impact for each quarter.

        Focusing on the sales trend first, which is the red line on the slide, you see the strong sales recovery made in the first quarter, driven primarily by the Americas. Q2 sales were impacted by the decision we made in April to limit access to Reuters news from other online financial news providers. This more than explains why the sales line turned very slightly down in this quarter.

        This slide demonstrates two things. First, that just as the sales progression was lumpy on the way down, so it will be lumpy on the way back up. And second, that we were right when we said, back in February, that we expected our revenue recovery to be gradual.

Reuters – 2004 outlook

        That is a good lead into my next slide, which confirms that we expect our third quarter underlying revenue decline to be around 5% and for underlying recurring revenue to continue to improve gradually into the fourth quarter. We expect cumulative savings from the Fast Forward programme to total about £230 million by the end of this year and that this year’s restructuring charge, as I have said, will be close to the £125 million that we estimated when we laid out our plans back in February.

        And with that, I will hand over to Tom.

INTERIM RESULTS

BUSINESS UPDATE

Tom Glocer

Chief Executive Officer

        Thanks, David, and good morning everyone. There are two issues that I wanted to address today — first, a look at how external market conditions are affecting our business and second, a look at the Fast Forward programme at the mid-point.

Market conditions

        Let me start with market conditions. As we went into the second quarter, it looked as though we would continue to get good help from the market but, in fact, June was not as strong as prior months. Stock exchanges pulled back, IPO calendars began to shrink and M&A prospects – outside, perhaps, of the activity in the City – began to dry up. Through our unique vantage point at Instinet we watched as OTC average daily volumes fell by 15% in the second quarter versus the first quarter of this year.

        In a market where the picture is still one of gradual recovery we are seeing that, just as the downturn was not linear – or lumpy, as David called it – the upturn is not likely to be either.

        Looking in more detail at the effect that this is having on trading conditions in our regions, all of them are showing signs of recovery but at different speed. The Americas continue to see positive net sales (including in the month of June) but the pace of recovery is more gradual than it was at the start of the year, in part as we see some of the merger activity going through the sales line. Asia is stable, budgets are under slightly less pressure but productivity gains rather than headcount increases are driving market recovery. In Europe, the picture has begun to polarise. Overall, Q2 remained negative for us on the Continent, but the UK has begun to pull away and we had positive net sales during the second quarter in the UK, which is a very good sign. Meanwhile, we continue to keep our eye on consolidation: not just the JP Morgan – Bank One goliaths, but also the Landesbank mid-size deals.

        To sum up, in the first quarter there were two drivers of our progress: Reuters own efforts at transformation, made visible largely through better products and better service, and strong market recovery. As we head into the third quarter, I am pleased that we have not let up for a moment on our own transformation efforts.

Fast Forward: strong progress on self-help

        Where do we stand on business transformation at the mid-point of the Fast Forward programme? First and foremost, we have really rediscovered our fighting spirit at Reuters. We are defending our Treasury business robustly and it is showing a resilience that few commentators would have predicted this time last year.

        We have had a steady stream of sales wins across all of our customer segments this quarter. We notched up another big Enterprise deal with a major bulge-bracket firm and we have one or two more in the pipeline coming soon. We have had good Reuters Knowledge sales at Merrill Lynch and at Citigroup, a slew of 3000 Xtra wins including 630 positions at SEB. We have new infrastructure deals including risk management at BNP Paribas and trade order management at JP Morgan Chase. There are also signs coming through that we are beginning to establish a “can do” culture. The product line is coming together nicely. Customer satisfaction is beginning to tick up, and our cost savings efforts are ahead of plan.

        Last but not least, the balance sheet has benefited as we have streamlined the Portfolio, realising £426 million proceeds from dispositions, which, as David said, not only delivered £220 million of profit but also enabled us to reduce our debt.

        I said at the Prelims that through Fast Forward we were focused on making Reuters more competitive, more service-driven, more efficient and less complex. Now I would like to take a look at what we have done in each of those areas.

More competitive: winning enterprise-wide

        First, more competitive. To illustrate this, I shall focus on the dynamics of the enterprise-wide deals we are signing with our largest customers, including the one that I just mentioned. These deals, and the others that are in the pipeline that we are working on, indicate a growing competitiveness, but why are we winning them and why should it matter to any of you?

        First and foremost, our products are getting better and better. For example, it was the functionality of BridgeStation 8.1, the new release which we have now renamed Reuters Station – which was the deciding factor in the major deal that we signed and have begun to roll out this quarter. It is now the best US equities product out there, which means that we are gaining positions on equities desks.

        Secondly, our customers rely very heavily on the content we provide via our datafeeds and the market data systems to power their mission-critical applications such as programme trading and risk management. This is an area where customers continue to see real value from us. It is this unique combination of enterprise and desktop services which gives us the ability to tailor our offering for each client and which we expect to help us grow our business with these clients over time.

        Thirdly, our customer service has been improving and we have worked especially hard at our large Focus Group accounts.

        Finally, our sell-side customers can work with us to strengthen their franchises by using us as a neutral distribution channel to create a branded presence on the desktops of their buy- side customers. As you can see, we have more levers to pull than our competitors, which is what makes the offer so compelling.

Less complex: simplified product line coming together

        Next, let me turn to becoming less complex. We have now streamlined our financial information products into four families, as the slide behind me is about to show, and the product line is coming together well. We are working towards our target of about 50 desktop products by the end of Fast Forward, and we are about two-thirds of the way there now.

        Starting with the Sales and Trading products, in the Xtra family, as David has mentioned, we have mounted a robust defence of our Dealing franchise, and we have added about 200 positions in the last six months, reversing the prior trend which has continued for years. Xtra family accesses increased by 11,000 units to 99,000 during the first half as customers have chosen to upgrade from legacy 2000/3000 products. Looking forward, we expect that 3000 Xtra growth will be driven increasingly by the enterprise deals and by opportunities on the buy side, while a greater proportion of legacy product users will now migrate across to Reuters Trader.

        Trader itself is now finally ready to roll, including domestic versions for the UK, Germany and the Euronext markets, that will be coming out at about the same time. We will launch with a big sales push, really relaunch this new version of the product in September, since it did not make a lot of sense to do it while everyone was disappearing in August. In the US we have mid-tier BridgeStation which is being sold under the Trader name, so that we have a parallel product line-up in both Europe and the US, and we have just signed up a deal for 700 accesses to that mid-tier product in the US with Susquehanna, the large trading house.

        Moving across the slide, the families on the right-hand side are directed at Research and Asset management. Reuters Knowledge is a big success story, with over 1,600 units sold in the first half to investment houses like 3i and to corporates like Infineon in Germany. On top of this, Merrill Lynch has just signed up to roll out 520 accesses that are not in the 1,600.

        As David mentioned, in the Wealth Manager family, Reuters Plus has really picked up steam in retail equities. We have recently signed deals over the last couple of weeks to add 23,000 positions, which is really key to a lower price product like this, because it starts being very margin accretive once you get the right scale. We added 3000 [NB this has been corrected, the figure was given incorrectly as 300 in the presentation] positions with CIBC from Canada, and 20,000 units from one of the large bulge bracket firms who, again, asked that we do not use their name, but it is a different one from the one with whom we did the large enterprise deal. We are now on track to launch Reuters Wealth Manager in Europe in the third quarter, and that is built on the same technology as Reuters Trader, so you will see a whole slew of releases on that common architecture, and we have had very good feedback from clients who are pounding away at Wealth Manager right now in the beta programme. Think of Wealth Manager in Europe as Reuters Plus is in the US: For the retail equities, the advisory market. We are seeing growth as well at Lipper, our product for the funds community, which provides information on 130,000 funds, and we are pointing Lipper at the hedge fund opportunity as well.

        Finally, in our Enterprise Segment, revenues have been falling for the reasons that David described, but these systems still underpin the success that we are having in signing up these large deals with our customers. The migration to RMDS is continuing. We now count about two-thirds of the large customers who have either rolled out, or are now rolling out, RMDS. EIP continues to make good progress – that is the Enterprise Information Product, end of day pricing, and things like that. Revenues grew at 30% in the first half of this year over last and we are creating new opportunities for our risk management business as well.

        All in all, the product line is coming together nicely now in terms of both competitiveness and quality but, as you know, I do not think we have released these products fast enough. This is part of a larger cultural issue, that we are continuing to work on at Reuters.

More service driven: closing the gap

        Looking at another aspect of culture that has worked much better, that’s the progress that we have been making in customer service, where the results are encouraging. We have rigorous data to demonstrate this from our Customer Satisfaction surveys and the feedback that I receive directly from many of our customers supports this anecdotally.

        Last year we saw overall customer satisfaction trend up in the second half, with an increase of 1.5 points over the first half of 2003. The trend has accelerated this year with a gain in the first half of 2.6 points. I am particularly pleased that customers who are on the latest versions of our products award us even better scores and that should continue to move up as we roll out those newer versions.

More efficient: Fast Forward cost savings

        Now, let us take a look at how we are making the business more efficient. We have had a good story to tell on costs so far and we are continuing to deliver on our promises. To date, we have taken £155 million out of the cost base under Fast Forward; £75 million last year and £80 million in the first half of this year. On the slide behind me, you can see where the savings have come from over the last 18 months and this has given us the confidence to raise this year’s target from £220 million to £230 million by bringing forward £10 million of savings from next year. However, we are sticking with our overall programme target of £440 million which, as David mentioned, becomes a little tougher as a result of currencies working the other way. However, we are all familiar with the figure internally, so we just said fine – we will raise the bar, but keep the figure the same.

        Where are all these savings coming from and, in particular, where will the remaining savings come from? The answer is that, in general, they will come from the same place that they have been coming from all along, although we expect to do a little more outsourcing to third parties. We will accelerate our off-shoring activities in Bangalore and Bangkok in particular and we are targeting greater savings to come from our comms networks. So £440 million remains a demanding target, but it is sacrosanct within Reuters and we will deliver on it.

Simplifying the Portfolio

        Having looked at the improvements that we have made to the core business, let me turn now to the Portfolio. We have made excellent progress over the last 12 to 18 months on rationalising the Portfolio. We have strengthened the balance sheet and we have realised substantial value for shareholders. Overall, we have sold or closed some 81 units since 2002. Another benefit of streamlining the Portfolio is that we are now able to devote more management time to managing the core business.

        We continue to work hard, however, with two major units in the Portfolio – Instinet and Radianz. Radianz provides a reliable, world-class network that delivers an excellent service to Reuters and their increasingly large number of third party customers. Thanks to the efforts of the new management group at Radianz, they are on track to be cash flow positive this year. They remain a critical supplier to Reuters and we plan to continue to work with them to transform our product delivery infrastructure.

Simplifying the portfolio

        Turning to Instinet, you have already heard from David how Instinet has turned a significant negative performance last year into a positive one, for which Ed Nicoll and his entire management team deserve great credit. The question, of course, is where do they go from here?

        We think there is still a good deal of value to be captured at Instinet. They have a great management team and they have got their cost structure to a level where it is really a competitive weapon. Their technology is first rate and, when market volumes pick up – as they did in the first quarter of this year – there is great leverage in that business.

        In addition, we think that the market structure reforms being considered by the SEC have more positives in them than negatives for Instinet. If the trade-through rule is abolished or, more likely, weakened, then Instinet stands to gain a good amount of additional listed business and is, in any event, well positioned to participate in any further industry consolidation.

        So, on balance, we are happy to continue to work the asset to realise value.

Making our acquisitions work for us

        While we have disposed efficiently, we can also claim a good track record in making acquisitions work for us. Our Bridge, ADT and Multex acquisitions are well on track to deliver their financial targets in terms of both earnings accretion and return on capital. But, as important, all three acquisitions are working really well in terms of their broader business benefits for the Group.

        Bridge has given us really competitive products for the US institutional trading and sales markets; great people who are now filling key roles at Reuters, and an opportunity to simplify our US operations by consolidating many of our back-office functions onto the St Louis campus.

        Multex has opened up new opportunities for us with its key role at the centre of the creation, distribution and consumption of investment research, its suite of technologically-advanced products and its expertise in data management.

        ADT has breathed new life into our transaction product, with a 50% growth in its customer list in the first 18 months. We are basing our next generation transaction strategy on ADT’s technology. Our recent alliance with the CME to distribute their eFX markets over Dealing 3000 is just the first in a series of planned enhancements as we build out this technology to cover more and more asset classes.

        So, all in all, although our bias in the portfolio has been towards disposition, we have acquired well in addition.

Conclusion

        To conclude, we are ahead of plan as we pass the mid-point of the Fast Forward programme but we know that we need to continue to drive hard to deliver all of our goals in the second half.

        We need to continue our work on the product line, both to release and to perfect new products, and to obsolete the old ones in a smooth migration path. We need to continue and accelerate our focus on service and cost efficiency while we explore new opportunities for growth. We remain committed to achieving margins in the 17 — 20% range, as revenues grow, but my ambitions do not stop there. I am aiming for a sustainable profit growth, driven by the right balance of margin improvement and top line growth.

        It has become apparent as we head into the third quarter that we can expect less help from the market to fuel the recovery than we might have hoped for a couple of months back. However, I am more comfortable about our ability to rely on self-help because we have worked so hard to make Reuters a better-run company.

        Even though there is plenty of work left to do, our achievements over the last 18 months have positioned us well for the remainder of Fast Forward and for a return to revenue growth.

        With that, David and I will be happy to take your questions.

Questions & Answers

                David Grigson: Just a quick word: please state your name and your company. Please wait for the microphone, so that we can hear your questions on the webcast.

                Polo Tang (UBS): I just have a couple of questions, the first being on cost inflation. Over the first half, cost inflation seems to have picked up to round about 3%. Is this a temporary increase or will cost inflation, longer-term, be 3% and above?

        My second question is on Telerate. There has been a good deal of speculation in the market about that asset. Hypothetically, could you talk about the strategic rationale for Reuters doing that kind of deal, if there was one?

        Thirdly, there have been a lot of market noises surrounding Bloomberg and the roll-out of Fat Pipe, which suggest that it will definitely be rolled out. What impact do you think that will have on Reuters.

                Tom Glocer: I will take questions 3 and 2 in reverse order, and you can tackle cost inflation. It is difficult to speculate on either the timing, and especially the constitution of Fat Pipe. We know, from our conversations with customers, that they are testing it with a couple of customers and the rumour is that they are planning to head into beta in the third quarter, with a release not until some time next year. Nothing has particularly changed in the last quarter and it is hard to shadow-punch with them. All I would say is that, first, we are alive to the competition now – not obsessed with it but, if you look at our track record in the Treasury FX business, which was also a direct threat into a heartland of Reuters, we responded actively but without panic and it will be the same here.

        On Moneyline Telerate, that is an easy one – it is a ‘no comment’. I do not think I should comment, even hypothetically. We think that company is putting out many rumours about itself to try, desperately, to get some kind of auction going. We do not have anything to say on our side and so we are keeping quiet.

                David Grigson: Just to pick up on the inflation point, it is a hard number to be precisely accurate about but, yes, we feel that the inflationary costs pressures have nudged up a little in 2004 and they will probably stay at this level. The biggest single difference, fundamentally, between where we are now and where we were last year and the year before is that there has been some recovery in market and recruitment levels. There has certainly been a pick-up in IT areas and we are just seeing a little more wage inflation which is appropriate and right – we have clearly been holding back in that area a little, as have many of our competitors, but we are now seeing a little pick-up. For modelling purposes, you should probably assume about a 3% inflation rate from this point onwards.

                Guy Lamming (Cazenove): I have two questions, the first one to David. On the Xtra ARPU decline you gave three explanations, if we leave the currency one aside, could you give us some guidance or thoughts on both the mix and the discounting going forward? How much longer that will carry on, what would limit that continuing in perpetuity? The second question, Tom, is on Radianz and on Instinet. Should we expect those businesses to be within the Reuters family on a three-year view? You were quite careful with your words.

                Tom Glocer: I am tempted to get in on your first question too. Maybe we will share that one: David will comment on ARPU and I will comment going forward. There are a couple of factors at work. First, it is very important for us to have the complete product line-up. Since our strategy is to have a segmented product line, you can see the benefit in part in the US business where we have a complete line-up: BridgeStation high end and Xtra itself and the Xtra family selling the mid-tier bridge as Reuters Trader at Susquehanna, and Reuters Plus continuing to sell really well. That is what the enterprise deals and Reuters Knowledge means: we go in with a complete suite of products. In Europe we have been pretty much firing on one cylinder. It happens to be a good cylinder in 3000Xtra but we have needed Reuters Trader for at least nine months. That is now there and that will help alone to get the right products at the right price and to protect the ARPU of Xtra.

        Secondly, the next thing is adding the functionality. We have significant plans to transaction-enable, using the ADT technology I mentioned, so that Xtra becomes a high-end “view and do” terminal, and that will help. Finally, from a packaging point of view, what we have begun to do a great deal of in the US is package the Reuters Knowledge products in either BridgeStation or 3000Xtra and on a combined basis, hit a price point, say, above a Bloomberg. That does less on the component levels but it increases our overall revenue.

                David Grigson: Can I add one thing to that, which is appropriate in this context? Also think about the enterprise deals and the impact they will have. The mixed effects are revenue neutral and the critical thing to think about in enterprise deals is that they start off as being revenue neutral and then there is a revenue pick up. It is in establishing that floor we are shifting some of the revenue onto the enterprise side and away from the desktop. As those roll-outs start to kick in – and if they are material, as we hope they would be – you will see an ARPU effect on the desktop side with an overall revenue increase as a consequence because of the volume improvement. It is a complex set of moving parts but that probably gives you the flavour of it.

                Guy Lamming: Clearly, if you compound down at –8% for a number of years, it has a very material impact. Do you have some handle on how we should think about how it progresses maybe over the next five or six years? Does it compound down at a slower rate and then flatten off? What should we expect?

                David Grigson: A mix effect has no effect on revenue, so in a sense you have to compound that one out of your model altogether. The currency part, let us not try and predict where that is going to go but let us assume that eliminates. Then you are left with the 3 or 4 per cent, which is the net effect of discounting, some of which is going to go away as people move across to Trader rather than to a discounted 3000Xtra in advance of going across to Trader. Discounts will always be there and then there is the enterprise thing, which again will have a slightly depressing effect on ARPU. However, the more successful we are the more that depressing effect will kick in but the more revenue we will get from the volume pick up we see as a result. Focusing on ARPU without focusing on volume and the overall revenue effect is not the right way to do it.

        Do you want to pick up on Radianz and Instinet?

                Tom Glocer: I will take Instinet, you take Radianz. Let me make a comment that goes to both of them. Reuters is an information company and long-term that is the core business. There are times when communications and trading facilities have a vital link to the creation and provision of that information, but long-term neither would be core to what we are about at Reuters. Then you get into an issue of value and timing. Let us first talk about Instinet. Having a relationship between transaction and an information terminal is vital and we think will become ever more so. That has been a long-term theme at Reuters if you look at what we do on the eFX side, and we have expanded that from spot to forwards, and now interest rate swaps and we can see a continuing level of over-the-counter instruments there. The equity markets are a little different because of the way in which they are regulated. That means there are fewer synergistic benefits from owning an exchange than by connecting an over-the-counter market facility, for example a currency or a fixed income trading one. That is probably the best guidance I should give in terms of fit in the Group. The rest comes down to value and timing and, as I said, they have done a very good job at Instinet and there is more value to be seen there.

                David Grigson: Very quickly on Radianz. We have always said we do not intend to be in the network infrastructure delivery business. However, while Radianz is in its growth and build-up mode, it is so critical to Reuters as a critical supplier to us and the service delivery it brings with it, which is excellent, that while it is financially weak it would be wrong and inappropriate for us to park that in a different business. That financial performance is definitely improving so we can start to give thought to where is the right place to house this asset down the road, always remembering that it is a critical supplier to Reuters and that will be what we seek to protect above everything else.

                Meg Geldens (Investec): I have a few questions. Can you explain why the recoveries revenue is down 9% and the core recurring revenue is down 7%? Is there something I should understand in that number? Secondly, is there any risk that the relaunch of Reuters Trader is going to have any hiccups or delays, or do you feel you are ready now and at the September launch you will hit the road strongly? Thirdly, if I understood you correctly there are a couple of Reuters Xtras in the numbers that are being priced at Reuters Trader level. Is that right? That there are in the Xtra accesses a couple of Xtras that are holding places for Traders that are going to be installed once it is ready? Can you give us an idea of how significant that number is?

                David Grigson: On recoveries, nothing particularly significant as all that is happening and all that has happened over the last couple of years is that many of our bigger customers have themselves decided to rationalise the number of exchanges they are taking through Reuters and as a consequence our bill to those customers comes down. Equally, so do our costs as we pass those revenues on and back to the exchanges, so I would not look for anything too significant there.

        On the second, it is a small number, it is not as many as a thousand. It is probably somewhere in the hundreds, a small number of hundreds, of 3000Xtras that we have put in as a “holding product” before they swap out to Trader. We have been keen through all this, firstly to make sure that we protect our desktops and franchise where it exists, and secondly to make sure we do not oversell Xtra only to find that we lose the revenue somewhere down the line and annoy the customer who has been paying too much in the meanwhile. There are now some early examples of that: Den Danske Bank, for example, has recently decided to take 200 of its 3000Xtras and swap them over but there is no effect on revenue as a consequence when that happens.

                Tom Glocer: In terms of the question of what is the risk level in Reuters Trader, I have learned the hard way never to say never when it comes to software development, but I monitor this one very closely both officially and walking around and talking to the developer. Because it is late we have spent an extra effort banging away at the product, a very long beta. The quality of this product is at a much higher level than it typically would be at release. All software companies – Microsoft most notably – release products with a set of issues that they then have a deficiency management plan for. Microsoft are very good at patching very quickly once it is out there. I think ours will go out of the door with no known issues to manage around, which means when one or two things crop up, as they typically do, it should be far less than the average launch. Bottom line I am confident.

                Chris Collett (Goldman Sachs Asset management): I have a question for Tom. The Group is once again very solidly in a net cash position in the core Reuters business at pretty much minimal levels of debt. Arguably, you are under-geared. I wonder whether you could just tell us your attitudes towards returning cash to shareholders? The second question is more for David, if you could clarify something on the Enterprise calculation: the 15% decline in underlying revenues, if you strip out the loss of the outright sales, it looks like it was more like a 5% decline.

                Tom Glocer: The simplest thing is to start at first principles. I think that money is shareholder money and not our money and, therefore, the presumption should be that you get it back over time unless we can prove, first to ourselves and then to you, that we have a better use, a better risk-adjusted return for the money in the business than outside. That said, turning to the likelihood or the timing of any distribution, the timing is a little premature now. It is only a year when the question was. “God, you guys are over-distributing, you will never be able to keep the dividend yield to 10%". I can tolerate, especially at a time when revenues are still negative and we have 18 months left of transformation, to run slightly less optimal than the perfect weighted average cost of capital. We factor that into the hurdle rates of approving products, so we hope we have a disciplined approach to capital allocation, which you can see in the number of deals we pass on as well as when we occasionally buy things. David, over to you.

                David Grigson: I do not think you are right, Chris, and we can check this afterwards to confirm my arithmetic and your arithmetic. The decline in the recurring revenues is over 10% in enterprise rather than 5% but I shall not try to rationalise that but perhaps come back to it afterwards.

                Patrick Wellington (Morgan Stanley): Can you say whether market share will be dependent on better progress in the buy side and on getting penetration after these Enterprise deals. Can you fill us in on the buy side and perhaps on things like the Goldman deal and how that enterprise deal is now turning into desktop progress?

                Tom Glocer: What I said on Cantos, to be clear, and to repeat for anyone who does not want to look up an excellent product (which is what Cantos has), is that I am confident that we have been gaining share this year on sell side desks. However, in answer to a question which would be, when does it show up in actual published market share data, I would need to have a handle on how are the dynamics of the overall market growing. Specifically, vis-à-vis Bloomberg, I do not think it is any great secret that buy side in general and hedge funds in particular has been a good market for them. I do not have visibility on a relative basis as to how well we are doing in penetrating hedge funds right now but I have pretty good insight into the large sell side enterprise deals like Goldman and the others that are either in the works or are already rolling out.

        Finally, what are we doing on it? In the US we are launching a more significant, pointed attack on buy side in the second half, in particular to hedge funds: the Susquehanna deal, the success of putting 700 BridgeStations in there is the first wave of that. However, it involves taking Reuters Knowledge, embedding it in either Bridge or Xtra and thereby having a much more complete product on the desk. I shall give you an update at the Prelims next year.

                David Grigson: There is one question here from Charles Daulon at Morgan Stanley, who asks: Are you going to pay down the £200 million of bonds maturing in 2004 outright, or do you intend to refinance them? Our current intention is that we would pay them down but they do not mature until November, so we will make our final decision then.

                Shane Leonard (Oxburgh): I have three questions. The first one is you had a 7% decline in underlying sales which is about £94 million, and you had a £23 million operational gearing cost saving. Does that mean that your fixed cost base is now 75% and not the previous guidance of 80% to 85%? The second question is are you comfortable or uncomfortable with analyst consensus of recurring sales starting to tick up in the third quarter of next year? Finally, on currency you talked about a 1% margin improvement in ‘03 coming from the 10% appreciation of the euro, so how does a 3% decline in the euro lead to a 1% decline in margin?

                David Grigson: On the first point, I think you are mixing apples and pears. The 7% underlying decline takes out currency effects and all those sorts of things. The £23 million is the absolute number, so you would have to get the currency number out of that, which we have put separately in another box on that slide you will recall to get the like-for-like. So, no, it has not moved to 25%, it is still closer to 15% — I think the arithmetic would prove that out.

        On the third question, without trying to answer the question specifically let me just explain what we think will happen. We think that if the dollar stays where it is, principally driven by the dollar, this year’s revenues will be 5% lower than last year’s all other things being equal. We also believe that if the euro stays where it is today for the rest of the year versus where it was in the second half of last year when it was quite a lot stronger, that will have the effect of knocking our profits down by about 5% compared to last year, all other things being equal. So if the revenue comes down 5% and the profits come down 5%, all pre-restructuring and amortisation, your margin will remain pretty well the same. We do not expect to see any material margin erosion this year for currencies, but we expect to see our absolute levels of revenue and profit brought down by those weaker currencies. Does that make sense? There was a middle question.

                Tom Glocer: The middle question was on third quarter sales in 2005.

                Shane Leonard: It is to do with, are you comfortable or uncomfortable with analyst consensus that next year recurring sales start to tick upwards again in the third quarter?

                Tom Glocer: Let me say three things in reply. First, it is way too far out for me to predict with any level of certainty, but that never stopped me before. Secondly, I am not familiar with exactly where the consensus is, so let me leave you with a general point. I would expect net sales to continue improving into next year and through next year – I do not have a sensitivity about one quarter to the next. I say that on the back of two things. First, a much more complete product line: Asia will begin to get its products to round out the product offering in the first quarter of next year. Secondly, I am reasonably sanguine about the market: not a runaway strong growth but continued gradual improvement, so for those two reasons, yes.

                Rogan Angelini-Hurll (Citigroup): I have a couple of questions. The first one is on 3000 Xtra, the number of accesses second quarter on first quarter is up 3,000 and I gather that most of those are migrations from legacy products. If you are right and we start to move towards legacy products going to Trader, where do you see the growth in Reuters 3000Xtra coming from, how big do you think it will be and when do you think it kicks in given the current weaker environment? I know that that is a three-part question but my second question is you were talking about a more robust defence of Treasury, when you were talking about your extra competitiveness. Do you need to do that because Bloomberg are being more robust in their attacks, and do you see any additional aggression from Bloomberg in that business?

                Tom Glocer: Let me tackle the second one. I do not see a major change coming through. If anything, the first wave of attack had the most interest and excitement. People are saying isn’t this interesting, attacking Reuters at the heartland. Therefore, I do not believe that that has changed particularly and we are seeing pretty stable and favourable conditions in a market where the story had been of consistent reduction in terminals, so it is a double good thing.

        On the Xtra question, what I said in my part of the presentation is that we would expect Xtra sales to be driven by two things. The first is more of these enterprise deals, because the more we get in place which have significant incentives for people to swap over from a competitor product to Reuters, that should see more Xtras going in, and in fact this has been the case in the one or two to date. The second is a function of what is our success on the buy-side, where we know we are under-penetrated, and that is a challenge for us. Working the other way, Trader will be out there and taking back the several hundred that should have been Trader in the first place plus going forward taking a reasonable proportion of those upgrades.

                David Grigson: As there are no further questions, thank you all very much for coming this morning.

— Ends —

REUTERS

BOND CONFERENCE CALL

Tuesday 27 July 2004

                Karen Almeida: Good morning, and welcome to the Reuters Interim Results debt call. I am Karen Almeida in the Investor Relations team and David Grigson, the Reuters Finance Director, is here to host the call today.

        Before we start, I would like to remind you that the remarks that David will make this morning may include forward-looking statements. The risk factor section of the Reuters 2003 Annual Report and the form 20F describe certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from our website or by calling the Investor Relations office in London.

        With that, I will hand over to David.

                David Grigson: First, let me apologise sincerely to you all for keeping you waiting. I am afraid that I was trapped on another call downstairs and have arrived 10 minutes late, for which I apologise.

        I understand that you have a copy of the presentation that we talked through at the analysts’ briefing this morning, so I will take 20 to 25 minutes to talk through that reasonably slowly – particularly the financial parts of it, partly because I am obviously more familiar with those and also because that is the area on which you would like to concentrate. I will then open this call up to your questions, which we would be more than happy to take.

Half year financial headlines – Reuters

        I am starting with slide 3 of the presentation. I will not dwell on this too much because we will come back to many of the points here. The two or three critical things to point out from a financial perspective are that, at least in the Reuters part of the business – and most of this call will be about the Reuters part of the business, because that is the company through which we have issued our bond, as you well know. The principal points here are that our recurring revenue was down 6.2% in the second quarter, which is only really important because it (a) shows that we are on an improving trend, because that figure was 8.4% in the first quarter, but also because it was right in the middle of our guidance range, which was 6 – 6.5%.

        Our operating profit, at £177 million, is delivering 15% operating margin, which is pretty well where it was last year or perhaps slightly ahead. Our cost saving is being driven by Fast Forward, which is something we will come back to, and it is right on track if not actually slightly ahead. We have had a substantial amount of debt pay-down in the first six months of this year from our disposals and those profits have definitely helped us obviously to pay-down debt, reduce our interest charges, as well as deliver to us a substantial profit of £220 million. I will come back to more detail on our cash flow and net debt position later.

Half year financial headlines – Instinet and Reuters Group

        I will not completely ignore Instinet, a company of which we own 63%. It is a full agency brokerage business, operating globally but principally out of the US. This is a business which moved from being loss-making last year to being profitable this year. This is partly because markets have become stronger – particularly in the first quarter of this year – and partly because of their own efforts to substantially reduce their cost base, at which they have been very successful. It is a cash-positive business with a strong balance sheet, with some £450 million on it, although much of that is held for regulatory purposes.

Reuters – financial performance

        That is enough on the headline so let us get into the numbers in a little more detail. This is just the Reuters part of the business and our financial performance. You see in the first two or three lines that the revenue and operating costs are down about 13%. It is worth pausing here for a second to explain that number. About 5% of that decline for both costs and revenue is the result of currency movements and virtually all of that is the result of a weakening in the US dollar, first half this year compared to first half last year – the US dollar was 13% per cent weaker, half on half. With about 40% of our costs and roughly the same of our revenue based in the US dollar, or denominated in US dollars, clearly that 13% weakening has had a material effect on our reported result. On an underlying basis, both revenue and costs were down about 7%.

        We have incurred restructuring charges in the first half of this year of £70 million, slightly down from last year but absolutely consistent with the plans that we announced in February 2003, to transform this business through this plan called Fast Forward. Most of that is related to severance costs, because we have been taking a fair number of people out of the business in the last six months, but much of it is also related to property restructuring, particularly here in London, as we rationalise down from 10 or 11 buildings, to just one in Canary Wharf, which is where we will be next year.

        Our business is slightly ahead from an operating profit perspective with year-on-year profits of £76 million and, putting aside restructuring and amortisation, our margins at 15% are slightly ahead of where they were last year.

        Going on down the P&L, at least as far as the analyst community was concerned, there was some positive news here. First of all that our affiliates and investment income, which has been a drain and a drag on our profitability for the last few years, has gone from negative into positive, thanks to some strong performances from companies such as Radianz, which is the network infrastructure supplier of which we own 51%, as well as Factiva, and that bodes well for that line into the future. Our interest costs have obviously come down because we have been paying down substantial amounts of debt in the first half of this year.

        You also see on this page the substantial profit we made from our disposals of £220 million. All in all, the profits before tax for the Reuters part of the business were £297 million this half compared to £44 million a year ago. We have maintained the dividend at 3.85p. Just to remind you, the dividend is funded from this part of the business.

Reuters – disposals

        On slide 7 I talk briefly about the disposals and we have talked a little about these. Disposal proceeds of £426 million. The biggest contributor to both the cash proceeds and to the profits we made on these was Tibco Software, the majority of our stake we sold through a share buy-back and secondary market transaction at the end of January and early February this year, but there have been a number of others. In total these businesses contributed just £1 million of pre-tax profits in 2003 and in total we expect to pay taxes of about £2 million on the profits, which means, when you add all that up, a fairly tax-free profit and a very small profit contribution in prior years, that these disposals have been nicely accretive for us.

Reuters – revenue by segment

        Flipping over to page 8, this is where we talk about our revenue by our principal reporting domain, which is our customer segment, which are Sales and Trading, Research and Asset Management, the Enterprise segment and Media. The first three of those are sub-segments of the financial services market and then Media, as the name implies, has broader reach beyond financial services.

        The largest part of our business is in Sales and Trading. Just over 50% of our revenue come out of this sector and you can see the revenues here were down about 5% year-on-year. This is the part of the business where a great deal of our effort is focused on migrating current users of Reuters old legacy products away from those products and on to new offerings, whether new offerings in the premium tier such as 3000Xtra or BridgeStation in the US, or whether across to our new mid-tier offering called Reuters Trader. We are pleased that the percentage of users of those products we have migrated across is going exactly according to plan and very few of them are slipping through the net. Where they are, it is almost entirely due to those users or accesses being lost to the market, rather than because we are losing them to any competitor. In that space we are doing very well.

        The other principal area of focus in Sales and Trading has been on protecting the very strong franchise we have in the foreign exchange market, where you might recall that a year or so ago Bloomberg announced, in partnership with a firm called EBS, that it was going to target Reuters’ very strong position on the foreign exchange traders’ desk. Up until that point we had seen the numbers of users of our products go through a long period of steady decline as foreign exchange desks were being consolidated into the smaller number of financial centres and as markets and market activity shrunk back. The good news is almost since that announcement was made we have seen the number of terminals we have been selling into this space increase in three consecutive quarters, which gives a very strong sense that we are robustly defending our very important and strong franchise there.

        Moving into Research and Asset Management, a smaller part of the business, which is focused, as the name implies, with research analysts and on the buy side outside of the sales and trading activities. Here we are seeing underlying revenues flat year-on-year. This is definitely a growth part of the business for us looking forward, and the principal contributor to our good performance, at least relative to the other segments, has been the tremendous success of a product called Reuters Knowledge for Investment Managers. This was born out of the Multex stable we acquired a year ago and has sold extraordinarily well subsequently.

        We have launched a new product, called Wealth Manager, which is the European retail equities product, the European equivalent of Reuters Plus, which we have great hopes for through the second half of this year and into next, and we are generally very pleased with the pushes and advances we are making in this space. Our biggest revenue decline has been in Enterprise where you can see we are down 15% in revenue terms year on year. This is driven by a very intentional programme of taking out of smaller customers, who simply cannot justify the cost, the datafeeds and the market data systems which we previously installed in those customers, and replacing those market data systems and datafeeds with simpler product offerings that, from the customers’ perspective, lower the cost of owning those Reuters products and the Reuters desktops that they have within their enterprise. This has the consequence of reducing our revenues but also the consequence internally of helping us to simplify our own business. I have said this morning that we expect to see the revenues in this segment decline further, certainly through the balance of this year, probably in 2005 before levelling off in 2006. However, as I have said, this is very much an intentional programme of making sure that market data systems only exist in organisations or companies where they can extract real value from those systems, from the customisation opportunities they provide and by ensuring that Reuters data feed into their mission-critical systems.

        The media part of our business, the smallest part, shrunk 5% and, again, there is some level of “intentionality” here. We have been pulling back from providing services to various online syndications, which has reduced our revenue but it has also had the benefit of reducing our costs, because we have had the opportunity to close down some of those online desks around the world. So those are the revenues that come from our four main customer segments. The line that we call Recoveries is really where Reuters acts as an agent for passing through things like exchange fees, communications costs and so forth on to our customers where we collect the revenue from our customers and pass the revenue on almost directly pound for pound to the suppliers, to the exchanges or to the telecoms companies. So although the number is there for completeness, in terms of its contribution to our P&L it is fairly meaningless, because there is an equal and opposite amount of cost sitting in our cost base.

Reuters – trends in accesses

        The general interest has been the size of our installed and revenue-generating access base, and the good news that you see from this slide is that, after a couple of consecutive quarters of decline, we have picked up a little in the second quarter of this year, going from 314,000 installed accesses to 320,000 installed accesses at the end of June.

        Within this you see some different things happening. In the Xtra family, which is our largest from a revenue perspective because the price per unit here is more expensive than any other families, we have seen tremendous success, growing 25% over the last year, adding 11,000 accesses in the last six months. Much of that is a consequence of the migration activity that I talked about a little earlier, particularly from users of old legacy products, mid-tier products sitting within the Trader family on this slide that are migrating up to 3000Xtra, and we are very pleased with how that programme has been going. Xtra is a great product and it was not the only contributor to this increase. As I said earlier, our number of dealing stations also increased within the Xtra family, and the number of BridgeStations, which is our US premium product, also increased substantially in percentage terms in the first half. So we are seeing some real successes in that premium space.

        The Trader family of products is where we see most of the cancellations, and most of those are related to old legacy products some of which we are very anxiously trying to migrate away onto new products. Some of them, particularly at the lower priced domestic end of the market, are accesses where we have simply decided to rationalise our product offering and withdraw those products from the market. Therefore, those access losses come with some level of revenue loss but very much on an intentional basis given the opportunity that it provides us to scale back out costs.

        At the bottom end, you see the Knowledge and Wealth Manager family of products, and here is where you see the uptick taking place in the second quarter, driven by the success, particularly in the States, of our retail product called Reuters Plus which secured some 23,000 new accesses right at the end of the second quarter of this year. So there is some upward movement in the number of accesses, which is always good to report.

Reuters – average revenue per access

        On this slide we can see what we call the average revenue per access, which is sometimes referred to as ARPU. Here you see for the Group as a whole that the average revenue per access was up 8% in Q2 versus the equivalent period last year, and that is really just the strengthening of an existing trend. It is driven more than anything by the increasing numbers of Reuters Xtra family accesses, the higher price accesses, in the mix as you saw from the previous slide. The market usually has some concern around the movement in the price of the Xtra family of products, and you can see a 10% underlying change there from Q2 this year compared with Q3 last year. I shall just explain that to you fairly briefly.

        There are three factors in that. One is that there is a mix effect even with the Reuters family of products which is about half of it. Much of the balance is to do with currency again and this is just a currency effect which shows up in our ARPU, which is purely a product of the weaker dollar which is probably worth a couple of percent. Then the balance of around 3% to 4% is due to our own pricing of Xtra family products, particularly where we offer volume discounts to people who are taking higher numbers and, in some small number of instances, where we decided to migrate users of old legacy products onto an Xtra product when they really ought to be going across to a Reuters Trader product. Because Reuters Trader is not always ready for that, we have given them an Xtra, charged them that at a Trader price which is cheaper, and at some point we very much have the expectation that they will swap that Xtra for a Trader product. Therefore, that has had the effect of adding a percent or so to the underlying price change.

        There is not much else to see on that chart. The increase in Knowledge and Wealth Management ARPU for the quarter is a 23% increase, that is because Reuters Knowledge for Investment Management is a much higher priced product than the other products within that family.

Reuters – operating cost movements

        Moving away from revenue and on to costs on slide 11, this chart focuses on what contributed to our cost decline, the two biggest items of which are Fast Forward savings, as we have talked about already, ahead of plan: £80 million this year, probably against a plan of about £70 million when we originally set out, so we are pleased with that. Also having a big effect is because more than 40% of our costs are in US$, and that 13% weakening of the currency I mentioned earlier has effectively reduced the sterling equivalent of those costs year-on-year. There are other factors in there, most of them pushing our costs down: variable costs with our revenue decline and various other movements associated with lower restructuring costs and amortisation charges and so forth. Then a small increase, which we obviously expect to see from year to year, which is the underlying inflationary impact on our cost base, mostly driven by salary inflation but also driven by some things such as communication costs, which have been moving up as data volumes have been growing. That is roughly a 3% increase.

Reuters Group – financial performance

        Slide 12 is a consolidation of the Reuters Group, so this is the first time we add the Reuters business and the Instinet business together. I have gone through the story for most of this so I will not repeat it, other than you see the very strong Group profit before taxation performance at £332 million, although instantly you see in the line above that that the principal reason for that is the very strong profits we have made on our disposals, most of which were in Reuters but some of which were also in Instinet.

Reuters – movement in cash flow

        Moving on to slide 13 and drawing reasonably rapidly to a close, this is our movement in cash flow in the Reuters part of the business in the year. If you go all the way down to the bottom you can see the reduction in net debt from £750 million a year ago to £141 million now and all the lines above that explain where that cash movement comes from.

        Capex is on a downward trend, that has been the case for a couple of years since we have been simplifying and rationalising the business, and depreciation charges obviously come down with that. We are tightening our working capital management, we have been doing that consecutively and getting better at it year after year. There are some seasonality factors which influence the numbers here. It is always net cash outflow in the first half and then always net cash inflow and working capital in the second half, but you can see at least the year-on-year movements look better this year than they were last year, which makes the point about better management there.

        We are seeing cash consequences of our restructuring costs. On the property and other fixed asset disposals line, that is where we have taken the opportunity to sell properties in London where we had freehold rights and is part of our move to Canary Wharf. We have also been doing a couple of sale and lease-back transactions, particularly in the US where we have taken advantage of a stronger property market.

        A rather odd number on our taxation and interest line, which was net minus one. On average we would expect that number to be higher because we are interest paying, as you have seen, but we are also tax payers, although in this particular six months we saw tax refunds coming back from prior periods offsetting any of the taxation payments we have made.

        We have paid a dividend of £86 million and then you see the large inflow from our disposals, in this instance net of a very small amount for acquisition. All that has helped to bring our debt down.

        I said this morning that looking forward we expect to see our capex pick up a little in the second half of this year and into 2005, principally because we are in the process of building out the office we have in Canary Wharf. That will add probably £20 million in the second half of this year and £20 million in the first half of next. The other thing I said was please do not expect that we will be recipients of more tax refunds to offset our tax costs. We would expect to see about £50 million of net outflow on that line, but offsetting that should be an improvement in our working capital position in the second half.

Trend in Reuters net sales and recurring revenue

        Slide 14 gives a little background to the guidance we are providing for our recurring revenue into the balance of this year. The red line on the chart shows quarter-by-quarter as a trend line what our net sales or cancellations look like, and as long as that line is below the axis that is cancellations exceeding new sales. You can see we have been on an upward trend since the last quarter of 2002 and you can see in the bars that has had the consequence – although with the obvious lag effect in the subscriptions model – of improving our quarter-by-quarter revenue performance. You can see the improvement we made in the first quarter, driven by a very strong performance in the Americas in that quarter, and you can see the line has gone flat or very slightly backwards in the second quarter. There is one very specific reason for that, which is something we chose to do in April, which was to cancel the provision of service of Reuters News to other providers of financial news on websites, people like Yahoo, Finance, MSN and so forth. We chose to do that because we would prefer to protect the value of that news for our financial services customers and on Reuters.com and we believe over time that it will be a much more revenue enhancing and profitable position for us. If you take that out, that line was probably flat or maybe even very slightly upward.

        On the basis of that sales improvement through the first half, we are predicting now – and you can see this in the final bar on that chart, the yellow bar – that our recurring revenue will improve to around 5% in the third quarter.

Reuters – 2004 Outlook

        If you flip on to slide 15, which is the last slide on the financial section, we are saying we expect to see further gradual improvement into the fourth quarter as well. What we are saying is that improvement in our underlying revenue loss is ongoing through the balance of this year. If that sales line continues to pick up and eventually move into positive territory, we would obviously expect to see our recurring revenue decline to no longer be a decline and move into positive territory as well.

        The final point on slide 15 relates back to our Fast Forward savings, which we have said will add up to £230 million, which is about £10 million ahead of plan, on a cumulative basis, ie two years added together by the end of this year. And we should continue to expect to take some fairly substantial restructuring charges through our P&L; we have estimated those to be about £125 million in 2004.

        Rather than go any further, it probably makes sense for me to shut up – you have probably heard enough of me anyway by this time – and over to any questions you might have.

Q & A Session

                Rob Lambert (CSFB): I have a couple of questions. Firstly, where do you see leverage trending now you have a Group net cash position and low net debt at Reuters? On that point, as you will be aware we tend to adjust leverage for leases. Will the lease expense fall or rise with the move to Canary Wharf? The second question: I hear Bloomberg are beta-testing Fat Pipe, their data feed product. Do you have a sense of timing for this and how you will look to combat them?

                David Grigson: Let me pick up on the first of those: how do we expect leverage to be trending. Clearly what we are seeing over the last couple of years, which has generally been taken favourably by you and by others, is that our cash flow position, despite high levels of restructuring costs and despite maintaining a dividend which, although covered by earnings was not covered to the extent we would want it to be, which was because our policy requires two times, that we have been cash positive despite those two factors over the period of Fast Forward to date and would expect to be. On that basis we expect to see, all other things being equal, our debt in Reuters business continue to come down and cash in the Instinet business, which tends to be much lumpier because of the way it flows in and out of the business, to be generally trending towards more positive. On that basis, all other things being equal, we would expect our net cash position for the Group to grow.

        From your perspective and from ours, we tend to put the Instinet cash in a different category. It is mostly required for regulatory purposes. There is some level of surplus in there but right now their feeling is, and we would support them, that they are best retaining that, particularly given likely further consolidation in their own market. Therefore, in a sense it is much more important to focus on the Reuters part of the business. Our sense is that, whereas the cash position is improving, while we are going through a period of substantial restructuring, we would prefer to be doing that from a position of balance sheet strength than balance sheet weakness, and we certainly have that now.

        On the lease expenses, yes, we would expect our lease costs which were about £88 million in 2003 to come down, not just because of reducing the number of properties here in London and moving everybody to a single property, but also because as we reduce the numbers of staff around the world, as we simplify and rationalise the business, a fairly substantial amount of property costs come down with that. Indeed, if you look at our £230 million of savings, which is the cumulative level, we expect about £20-25 million of that to have come from property, which suggests that that £88 million has further to fall. I am not sure I know precisely where we expect it to level out, but I suspect probably it could be somewhere around two-thirds of that level going forward.

        The Fat Pipe is interesting because Bloomberg now have it in beta test, which means that they are now exposing it to their customers and people are now beginning to understand a little more about what it is; they have been talking about doing this for a very long time. Having said that, there are still many things that are unclear about it and you should take confidence, as indeed we do, although that confidence does not come as complacency, with the fact that Bloomberg’s other attempt in the last 12 months to throw a serious attack at part of the Reuters business, which was their attempt to team up with EBS and attack us in the foreign exchange space, has been met with a very robust defence. We are just delighted that at least two-thirds of the thousand or so customers that we have seen needing to keep and maintain a datafeed and a market data system have transferred from their old market data system onto a new Reuters market data system, or have signed up to do so. Therefore, the market opportunity that Bloomberg has is shrinking all the time here but we will keep a very close eye on it, we will defend our space as robustly as we have been doing and hopefully continue to hold them at bay. [no further questions]

— Ends —

REUTERS PLC
INTERIM RESULTS
US CONFERENCE CALL
Tuesday, 27 July 2004

                Steve Trowbridge (Investor Relations Manager): Good morning to everyone in the US and good afternoon to those of you who are listening in from the UK. With me here in London are our CEO Tom Glocer, our Finance Director David Grigson and Miriam McKay, who heads up our Global Investor Relations.

        We held a presentation for investors here in London earlier today. You can see the full set of slides from that meeting on our website along with the webcast and audio replays. The transcript will be added in the next few hours, so there will be a full record of that meeting available. Instinet Group will also webcast a conference call to discuss its second quarter results at 11 am New York time. Full details of that are contained in the Instinet Group Q2 press release.

        Rather than go through this morning’s presentation in full, Tom will run through some highlights and then we will go straight over to your questions. Before we do so, I would like to remind you that this presentation may include forward-looking statements. The Risk Factors section of Reuters 2003 Annual Report and Form 20-F describes certain important factors that could cause actual results materially to differ from those in our forward-looking statements today. You can obtain copies of our annual Report from Reuters website or from our corporate communications offices in London and New York. Now over to you, Tom.

                Tom Glocer: Thanks, Steve. For those of you who were unable to catch this morning’s presentation, I shall run through some brief highlights. We issued a solid set of results this morning. Our underlying revenue decline of 6.2% was within our range of 6.0-6.5%, and we gave guidance that third quarter is expected to have an underlying recurring revenue decline of around 5% with a further gradual improvement in Q4. We also announced that in the first half we delivered a further £80 million of cost savings under our Fast Forward programme, a cumulative £155 million to date. This has now given us the confidence to raise this year’s target from £220 million to £230 million by bringing forward an additional £10 million.

        Further down the P&L we reported PBT of £297 million, including £220 million profit on disposals. This result reflects a greatly improved performance particularly from our remaining associates and affiliates, with a £5 million positive contribution from that. At the bottom line, EPS of 19.5 pence also reflects the highly tax-efficient nature of our disposal programme.

        There are two topics on which I want to focus in this call. The first is the market environment in which we operate and how it affects our business, and the second is a look at the Fast Forward programme at its mid-point. Let us begin with market conditions. As we went into the second quarter, it looked as though we would continue to get good help from the market but, in fact, June was not as strong as prior months. Stock exchanges pulled back, IPO calendars – other than perhaps Google – began to shrink and M&A prospects started to dry up. Through our unique vantage point of Instinet, we watched as OTC average daily volumes fell by over 15% in the second quarter versus the first quarter of this year. So in a market where the picture is still one of gradual recovery, we are seeing that just as the downturn was not linear, the upturn is not likely to be either.

        Looking now in more detail at the effect that this is having on trading conditions in our three regions, all are showing signs of recovery but at different speeds. The Americas continue to see positive net sales, including in June, but the pace of recovery is more gradual than it was at the start of the year as some of the consolidations, in particular JP Morgan Chase — Bank One flow through our sales numbers. Asia is stable: budgets are under slightly less pressure but productivity gains rather than headcount increases are driving market recovery. In Europe the picture has begun to polarise. Overall, Q2 remained negative for us on the Continent, but the UK has begun to pull away, achieving positive net sales during the quarter.

        Meanwhile, we keep an eye on consolidation and not just the JP Morgan-Bank One goliaths but also some of the mid-size deals we are seeing especially in Europe, say among the Landesbanken in Germany. To sum up, in the first quarter there were really two drivers of progress: Reuters own efforts at transformation, realised largely through better products and better service, and strong market recovery. As we head into the third quarter, I am pleased that we have not let up for a moment on our transformation.

        Let us look at the Fast Forward programme at its mid-point. First and foremost, we have really rediscovered our fighting spirit at Reuters. We are defending our Treasury business robustly and it is showing a resilience that few commentators would have predicted this time last year. We have added 200 positions in the last six months in our dealing community, which reversed the prior trend. We have also seen a steady stream of sales wins across all of our customer segments this quarter: a large enterprise deal at a major bulge bracket firm, that did not want to be named, good Reuters Knowledge sales at Merrill Lynch and at Citigroup, a slew of Xtra wins including 630 positions at SEB in Sweden, and new infrastructure deals including risk management at BNP Paribas, and order management at JP Morgan Chase.

        We also got in just at the end of the quarter, beginning the first couple of weeks of July, two really good Reuters Plus sales. We have added 23,000 positions in the last couple of weeks in the United States, 3,000 of them at CIBC – a competitive win into that Canadian bank, which is significant if you know who our competition is and where they are from – and the second being 20,000 at Citibank, which is one of the remaining large prizes out there and we are particularly proud of that.

        Turning to the Xtra family, during the first six months of the year installed accesses grew by 11,000 to 99,000 for the first half as customers chose to upgrade from legacy 2000/3000 products. Looking forward, we expect that Xtra growth will be driven increasingly by enterprise deals and by opportunities on the buy side, while a greater proportion of the legacy product users will now migrate across to Reuters Trader. Trader itself is now ready to roll after some delay as you know, and we are now releasing domestic versions at the same time as the flagship Trader, so we will have versions for the UK, Germany and the Euronext markets alongside the parent offering Reuters Trader. Even though the product is ready now, we will delay until the first week of September to have a big sales push to wait for people to be back to hear it.

        In the US we have a mid-tier version of BridgeStation, which is now also being sold under the Trader name, and during the last quarter we signed up a deal at Susquehanna for 700 of these accesses, which is a nice way to start that push. All in all, the product line is coming together nicely. Bridge 8.1 which we have now renamed Reuters Station, as it is at the high end of the product line, was key in the large enterprise deal I mentioned that we signed and that we have begun to roll out. We have really begun to gain positions on equity desks.

        In terms of product rationalisation, we are still working to our target of achieving 50 desktop products by the end of the Fast Forward period, and we are about two-thirds of the way there.

        On service, which is a vital issue for me, our customer satisfaction scores have really begun to tick up, and we have been working especially hard to get our people on the ground in front of our focus group accounts. So last year we saw customer sat move up in the second half, going up by 1.5 points on the first half, and that trend has now accelerated into the first half of this year with a gain of 2.6 points, so that direction and trend line is good.

        Our cost savings efforts also remain ahead of plan. To date, as I have mentioned, we took £155 million out of the cost base under Fast Forward. We have raised the target from £220 million to £230 million by bringing forward £10 million, but our overall target remains for the whole plan to be £440 million to be realised in 2006. That remains quite a demanding target, especially since dollar weakness has raised the target though we are keeping the number, because everybody here knows it by heart and it is implanted into our foreheads. Therefore, that is one thing that we will not adjust for underlying currency.

        I shall talk briefly about where the remaining savings are coming from. In general, they are coming from the same sorts of areas they have come from to date, but we expect to see a little more outsourcing to third parties. We are accelerating our offshoring activities in particular in Bangalore and Bangkok, and we are looking for greater savings to come from our comms networks in the second half of the programme.

        Last but not least, our balance sheet has benefited as we have streamlined our portfolio. We have realised £426 million in dispositions, which not only delivered a tax efficient £220 million of profit but also enabled us to reduce our debt from £750 million, which is where it stood at this time last year, to £141 million of debt today. That is debt on the Reuters balance sheet. On a Group basis if we consolidated Instinet it would be net cash positive. Another benefit of this streamlining we have done in the disposition programme has been that it has given David and I and all the management group more time to devote to our core business. Since 2002 we have sold or disposed some 81 units comprising that £426 million in proceeds.

        To begin to pull it together and conclude, we are ahead of plan as we pass the midway mark of Fast Forward but we know we need to continue to drive hard to achieve all our goals in the second half. We need to continue to work on the product line both to release and to perfect new products and to obsolete old ones in a smooth migration. We need to continue and accelerate our focus on service and on cost efficiency while we explore new growth opportunities. We remain committed to achieving margins in the 17-20% range as revenues grow, and our ambitions do not stop there, so we are aiming for profitable growth driven by the right balance of margin improvement and top line growth.

        It has become apparent that, as we had into Q3, we can expect less help from the market to fuel our recovery than we might have hoped for a couple of months back, but I am more comfortable now on our ability to rely on self-help because we have worked so hard to become a better run business. Even with plenty left to do, our achievements over the last 18 months have positioned us well for the balance of Fast Forward and for a return to revenue growth.

        With that, Steve, I am going to turn it back over to you in London and David Grigson and I are available for your questions.

                Steve Trowbridge: Thank you very much for that, Tom.

Q & A Session

                Mark Braley (Deutsche Bank): I have three or four questions. Firstly, on the customer satisfaction scores. Can you give us any sense of confidence that what you are seeing there is not just the mix effect of rolling out new products? Do you have a time series yet that would show that customers who are sticking with the same product are reporting high levels of satisfaction? Secondly, can you remind me if you have given us guidance on the incremental savings in 2005 Fast Forward or are we still working off the £440 million total for 2006? Thirdly, is there a date for the re-launch of Knowledge for Investment Banking?

                Tom Glocer: First, credit to you, Mark, for appearing both in London and New York in the same day, which is a feat not seen since Concorde went out of service! Let me tackle customer sat. It is a very good question you ask. I asked the same one and the answer is encouraging. Number one, a cut of the data does show that even “same-store sales” have higher customer sat. You can see that even in the general numbers because, if you go back to last year, not very many of our new products were out there compared to the entire base, so there is still quite a lot in the base influencing those numbers.

        Number two on that is that, although that is a perfectly valid question as to whether we are raising the service level in general. The whole premise of the transformation and product rationalisation is that we do have some very old products out there and we do need to get people to new products. It has always been our desire to both raise our game and get a better product out there to help us do it.

        In terms of the dates for IB, I do not have a firm date for you. I would expect that it would not be until 2005 but we may very well be able to have some of those components appear because we are basically using the now very successful Reuters Knowledge for Investment Management architecture to do it. It is somewhat up to us to choose the point at which we think we have enough of the content and functionality over on that architecture.

        Now I will pass over to David for the question of have we given any guidance on 2005 Fast Forward savings.

                David Grigson: The answer is that we have not given any clear guidance. You might recall that when we set out with this programme about 18 months ago we reduced the charge, which was difficult to put precise numbers on. However, it showed that the balance of the savings we need to find between the end of this year of £230 million, and the end of Fast Forward, which was £440 million, ie another £210 million of savings, that more than half of those will need to be in 2005, but I have put a ceiling on that and said it is not likely to be more than two-thirds. So somewhere between half and two-thirds of that £210 million is going to have to come in 2005. We have an internal ambition to get our exit rate at the end of 2005 pretty well delivering the entire £440 million. That is going to be tough but that is an internal ambition we will be striving for, but that means we need to focus all our attention through the balance of this year in terms of getting our budget nailed down to deliver that. It is not until we have nailed down our budget with all the plans in place that we can be any more prescriptive than that.

                Mark Braley: That is very useful. Just one very quick follow up. Out of interest, the 20,000 win at Citibank you referred to, is that how you have ended up with the old Sunguard Power Partner contracts? Have you effectively bought that business and then you swap those out? Is that the plan?

                David Grigson: Good to ask the question. By the way, the permission to name Citi came in between our presentation this morning and this afternoon, so it proves the value of industry of listening to this call as well. It is the old ADP business but, importantly, we have not only taken over those terminals but Citi has agreed 1) to extend the term and 2) also to migrate onto the ReutersPlus platform because that is the product they want. We think that is important and it was over competition in doing it.

                Steve Trowbridge: As there are no further questions, I will bring this call to a close, and thank you for joining us on this call.

— Ends —

Financial Highlights

27 July 2004

David Grigson

Finance Director

Interim Results

Definitions

“Reuters Group” refers to Reuters Group PLC and its consolidated subsidiaries including Instinet Group Incorporated (“Instinet”). “Reuters” refers to
Reuters Group excluding Instinet Group.

UK non-GAAP measures

Reconciliations of underlying percentages and numbers, and cash flow measures to non-GAAP measures are provided in the Supplementary section of this presentation (on pages 27-32).  Additional reconciliations can be found on Reuters web site at www.about.reuters.com, under Financial Data in the
Investors section. For additional information concerning the use of non-GAAP measures, see ‘Operating and financial review - key financial performance measures’ on pages 27 and 28 of the 2003 Annual Report and Form 20-F.

The convention of underlying change used for Reuters Group, excluding Instinet, excludes acquisitions and disposals made since 1 January 2003, stated at constant exchange rates, to enable a like-for-like comparison.  As Reuters is not able to forecast exchange rate movements or future acquisitions and disposals, guidance on future revenue performance is provided to investors on an underlying basis.

Reuters uses operating profit and operating margin before amortisation of subsidiary goodwill and intangibles, impairments and restructuring as business performance measures. These are viewed by management to be important additional measures of operating performance, because the excluded items arise from corporate acquisition, disposal and reorganisation activity, rather than from the ongoing operations of the business units.

Restructuring charges are incurred as part of centrally managed and specifically defined transformation programmes terminating in 2005. As such, management believes that they are not part of the long term ongoing cost structure of the Group. Certain profit and cash flow measures are therefore presented both including and excluding restructuring charges to provide, in management’s view, a more detailed analysis and understanding of the ongoing business.

EPS before amortisation, impairments & disposals has a similar rationale to the operating profit and margin measures discussed above. Because it goes beyond the operating level, this measure also excludes profits and losses on disposals of subsidiaries and other investments as well as non recurring tax effects of impairments, external restructurings and disposals. Reuters dividend policy is based on this measure; in October 2001, Reuters
Group defined the goal of its new dividend policy to be a dividend cover of at least two times, based on earnings before amortisation, impairments and disposals of the Reuters Group excluding Instinet Group.

Free cash flow excludes the cash impact of dividends and acquisitions and disposals, and is used by the company to measure its ability to make dividend payments.

The foregoing measures are used by management to measure the performance of the business and should be seen as complementary to, rather than replacements for, reported results.

Revised accounting for ESOTs and employee share schemes

UITF 38 - ‘Accounting for ESOP Trusts’ has been adopted for the first time in these financial statements.  As a result, shares in Reuters Group PLC held by ESOTs have been reclassified from fixed asset investments and are now treated as a deduction from shareholders’ funds.  No new shares have been acquired by the ESOTs during the year.  In addition, revisions to UITF 17 - ‘Employee Share Schemes’ have changed the basis on which the costs of employee share schemes are charged to the profit and loss account.  The impact of both these changes in accounting treatment has resulted in a prior period adjustment and previously reported figures have been restated accordingly.

The reclassification of shares acquired by the Reuters ESOTs from fixed asset investments to shareholders’ equity has reduced net assets by £59m as at 30 June 2003 and by £74m as at 31 December 2003.  The impact of adopting the amendment to UITF 17 in the six months to 30 June 2003 and for the year to 31 December 2003, was to increase profit after tax by £3 million and £5 million respectively.  The impact in the six months to 30 June 2004 was to increase profit after tax by £nil.

Half year financial headlines – Reuters

Revenue of £1,177m

PBT of £297m including £220m profit on disposals

EPS of 19.5p

Other business performance measures

Q2 underlying recurring revenue down 6.2%

Op profit before restructuring and amortisation of £177m, delivering 15.0%

operating margin

Further Fast Forward savings of £80m

EPS before amortisation and profit on disposals up 24% to 6.1p

Interim dividend held at 3.85p

Free cash flow of £131m; net debt reduced to £141m

Half year financial headlines – Instinet and Reuters Group

Instinet

Revenue of £263m

Op profit of £22m (2003: loss of £14m)

Cash positive and strong balance sheet

Reuters Group

Revenue of £1,437m, down 11%

Op profit of £98m, up 63%

PBT of £332m (2003: £19m)

EPS of 20.4p

Reuters – financial performance

Revenue

         Operating costs before restructuring,
         amortisation and impairment of subsidiary intangibles

         Operating profit before restructuring,
         amortisation and impairment of subsidiary intangibles

         Restructuring

         Amort / impairment of subs intangibles

Operating profit

Actual
Change

Operating margin

Operating margin before restructuring,
amortisation and impairment of subsidiary intangibles

H1
2004

H1
2003

£m

1,177

(1,000

)

177

(70

)

(31

)

76

6.5%

15.0%

1,349

(1,151

)

198

(79

)

(44

)

75

5.6%

14.7%

(13%

)

(13%

)

(11%

)

1%

H1 2004 restructuring charges

£m

Fast Forward:

Staff reductions

Property rationalisation
          Canary Wharf
          Other

Other

Total restructuring charges

H1 2004

31

27

70

Actual
Change

H1
2004

H1
2003

Operating profit

         Affiliates / investment income

         Net interest

         Amort / impairment of affiliate intangibles

         Profit / (loss) on disposals

Profit before taxation

         1%

Effective tax rate before amortisation, impairments
& disposals

EPS

EPS before amortisation, impairments & disposals

Dividend

£m

Reuters – financial performance

76

5

(4

)

-

220

297

75

(13

)

(14

)

(3

)

(1

)

44

22%

19.5p

6.1p

3.85p

25%

1.5p

4.9p

3.85p

24%

£m

H1 2004

H1 2003

Factiva
Radianz, before profits on disposal of Radianz Voice Service of £9m
TIBCO Software
GL TRADE
Other Reuters affiliates / investment income

Total Reuters affiliates / investment income

    3
  (4)
    3
    2
    1

    5

    3
(10)
   (6)
     3
   (3)

(13)

Share of affiliates profits / (losses) and investment income

Reuters – disposals

Disposal proceeds of £426m, yielding profits of £220m

Largest contributor was from the sale of the majority
of our stake in TIBCO

Businesses sold contributed net £1m of pre-tax profit
in 2003

Anticipated tax charge of £2m

Disposals

* After transaction costs and cash disposed

Date

Feb      TIBCO Software
Feb      Tower Group
Mar       ORT
May      Yankee
Jun       Riskmetrics
Jun       GL TRADE
Jun       RVC
Jun       Radianz Voice Service
             Other

Total

Profit / (Loss)
on Disposal

£m

Net Proceeds*

£m

151
    6
  13
   (1)
    7
  47
 (13)
    9
    1

220

309
7
20
3
10
59
-
-
18

426

Results for subsidiaries disposed of in H1 2004

£m

FY 2003

H1 2004

Revenue
Costs

Operating Profit

      61
    (55)

        6

    (13)

         -

Reuters – revenue by segment

*Over H1 2003

H1
2004

£m

Actual

Change*

Underlying

Sales & Trading

Research & Asset Management

Enterprise

Media

Recoveries

Total revenue

596

122

228

70

1,016

161

1,177

(10%)

(13%)

(21%)

(9%)

(13%)

(13%)

(13%)

(5%

)

0%

(15%

)

(5%

)

(7%

)

(9%

)

(7%

)

Revenue by type, by segment

S&T
£550m

R&AM
£120m

Enterprise
£198m

Media
£64m

Recoveries
£161m

S&T
£1m

R&AM
£1m

Enterprise
£29m

S&T
£45m

R&AM £1m

Enterprise £1m

Media £6m

Sales & Trading

Research & Asset Management

Enterprise

Media

Recoveries

Total                        £1,093m

Underlying
Change

Recurring

(6%)

(1%)

(14%)

(4%)

(9%)

(7%)

Sales & Trading

Research & Asset Management

Enterprise

Total                             £31m

Underlying
Change

Outright

-

-

(24%)

(25%)

Underlying
Change

Usage

Sales & Trading

Research & Asset Management

Enterprise

Media

Total                             £53m

10%

-

-

(22%)

9%

Reuters – trends in accesses

200

300

400

0

Trader family

Knowledge & Wealth Manager

Xtra family

June 2003

December 2003

June 2004

‘000 Accesses

362

114

170

78

338

117

133

88

327

117

111

99

314

101

95

March 2004

Reuters – average revenue per access

Q2
2004

£ per month

Q2
2003

Underlying
change*

Q1
2004

Total average revenue
per access

Reuters Xtra family

Reuters Trader family

Knowledge & Wealth
Manager

*Q2 2004 versus Q2 2003

312

627

287

59

310

656

278

58

306

740

276

60

8%

(10%

)

2%

23%

Enterprise

£198m

Knowledge

& Wealth

Manager

£84m

Trader

£213m

Xtra

£373m

Media

£64m

+13%

(26%)

+3%

(14%)

(4%)

Recurring revenue by product family

All % are underlying change over H1 2003

H1 2003

H1 2004

£1,274m

£1,101m

Inflation / cost
efficiencies /
investment

Fast

Forward

savings

Currency

Other

movements

(£80m)

(£65m)

(£23m)

(£36m)

£31m

Operational
gearing

Reuters – operating cost movements

Cost reduction due to operational gearing is related to cost recovered through revenues and other variable costs

Other movements

£m

Acquisitions & disposals

Amort & impairment of subs

Restructuring costs

Other movements

    (14)

    (13)

       (9)

    (36)

Actual
Change

H1
2004

H1
2003

£m

Revenue

Operating profit before restructuring,
amortisation and impairment of subsidiary intangibles

          Restructuring

          Amort / impairment of subs intangibles

Operating profit

          Affiliates / investment income

          Net interest

          Amort / impairment of affiliate intangibles

          Profit / (loss) on disposals

Profit before taxation

EPS

Reuters Group – financial performance

1,437

208

(75

)

(35

)

98

5

(2

)

-

231

332

20.4

p

1,620

202

(91

)

(50

)

61

(13

)

(11

)

(17

)

(1

)

19

0.5

(11%

)

3%

63%

Reuters – movement in cash flow

Movement

£m

H1

2004

H1

2003

Operating profit before restructuring,

amortisation and impairment of subsidiary intangibles

Depreciation

Capex

Working capital

Restructuring

Property and other fixed asset disposals

Operating cash flow

Taxation, Interest, Other

Free cash flow

Reuters dividend

Net disposals / (acquisitions)

Other

Movements

Net (debt) / funds

177

58

(44

)

(59

)

(49

)

49

132

(1

)

131

(86

)

423

1

469

(141

)

198

83

(57

)

(89

)

(42

)

-

93

(64

)

29

(86

)

(109

)

-

(166

)

(750

)

(21

)

(25

)

13

30

(7

)

49

39

63

102

-

532

1

635

609

Reuters Group net (debt) / funds

£m

Reuters

Instinet

Reuters Group

  (141)

    449

    308

H1 2004

H1 2003

  (750)

    452

  (298)

Quarterly underlying revenue
increase / decrease (% yr on yr)

Quarterly average net sales or
cancellations (£)

2001

2002

2003

2004

9.1%

10.9%

10.9%

9.8%

8.4%

6.2%

around
5%

Q3 2004

Guidance

Trend in Reuters net sales & recurring revenue

Change in underlying recurring revenue by geography*

Europe, Middle East, Africa

Americas

Asia Time Zone

Total

(2.2%)

(2.7%)

(0.8%)

(2.1%)

Q1 04

Q2 04

(1.1%)

 0.2%

(0.6%)

(0.7%)

* Over previous quarter

Reuters – 2004 Outlook

Q3 underlying recurring revenue decline expected to be
around 5%

Further gradual improvement in Q4

Cumulative Fast Forward savings of £230m by end 2004

2004 restructuring charges expected to remain at
approximately £125m

Business Update

27 July 2004

Tom Glocer

Chief Executive Officer

Interim Results

Market conditions

Recovery continues; pace varies

Mixed impact on trading conditions

US: positive trend continues at a more gradual pace

Asia: gradual recovery, driven by productivity gains

Europe: slow recovery, led by UK

Consolidation still a factor in our forecasting

More
competitive

Less
complex

More
service
driven

More
efficient

Fast Forward: Strong progress on self-help

Increased competitiveness

Product line taking shape

Customer Satisfaction continues to

improve

Cost take-out ahead of plan

Streamlined Portfolio and reduced debt

Greater leverage
Better products and service
High-value content
Segmented pricing

REUTERS

Revenue growth over time

Desktop market share progress

Value of enterprise offer

Sell-side strategic partnerships

Build content and liquidity

Attract the buy-side

More competitive: Winning enterprise-wide

Sales and Trading

Reuters Xtra family

Reuters Trader family

3000 Xtra

Reuters Station

Dealing 3000

Reuters Trader

2000/3000 series

Research and Asset Management

Reuters Knowledge family

Reuters Wealth Manager family

Investment Management

Corporates

Investment Banking/Solutions

Reuters Plus

Reuters Wealth Manager

Enterprise

Datafeeds

RMDS

Datascope (EIP)

Kondor + (Risk)

Less complex: Simplified product line coming together

Overall Customer Satisfaction

H1 03

H2 03

H1 04

66.9

68.4

71.0

More service driven: Closing the gap

0

10

20

30

40

50

60

Corporate
Services

Content

Segments

Operations &
Technology

Channels

£62m

£36m

£25m

£14m

£18m

Fast Forward savings

More efficient: Fast Forward cost savings

2003:

2004 H1:

Total to date:

£75m

£80m

£155m

inspiring business decisions
factiva
Dow Jones & Reuters

INSTINET GROUP

Radianz

REUTERS

Riskmetrics

ORT

Yankee

GL Trade

Tower

TIBCO

Remaining major holdings

2004 disposals

Simplifying the portfolio

Proceeds from H1 ’04 disposals:  £426m

81 units disposed or closed since 2002

Competitive product line for US institutional
sales and trading

US back-office operations consolidated on
St Louis campus

BRIDGE

MULTEX

ADT

Foundation of the Knowledge family

Independent research for 7 out of 10 Spitzer
firms

50% growth in client base since acquisition

Proven ADT technology at the heart of our
next generation transactions strategy

Making our acquisitions work for us

Conclusion

Fast Forward ahead at the mid-point

Margin target of 17-20%* achievable
with revenue growth

Well positioned for return to growth

* Before restructuring, amortisation and impairment of subsidiary intangibles

This supplementary section provides:

1.

Instinet’s Profit & Loss Account under UK GAAP

2.

Reuters Group cash flow

3.

Reconciliations of all non-GAAP measures to GAAP measures

SUPPLEMENTARY

Instinet UK GAAP

Reuters Group cash flow

UK GAAP reconciliations

Instinet – financial performance

Actual
Change

£m

Revenue

          Operating costs before restructuring,
          amortisation and impairment of  subsidiary intangibles

Operating profit before restructuring,
amortisation and impairment of subsidiary intangibles

          Restructuring

          Amort / impairment of subs intangibles

Operating profit / (loss)

          Affiliates / investment income

          Net Interest

          Amort / impairment of affiliate intangibles

          Profit on disposals

Profit / (loss) before taxation

H1
2004

H1
2003

Supplementary – Instinet UK GAAP

263

(232

)

31

(5

)

(4

)

22

-

2

-

11

35

275

(271

)

4

(12

)

(6

)

(14

)

-

3

(14

)

-

(25

)

(4%

)

(15%

)

£m

H1 2004
Reuters

H1 2004
Instinet

H1 2004
Reuters
Group

Operating profit before restructuring,
amortisation and impairment of subsidiary intangibles

          Depreciation

          Capex

          Working capital

          Restructuring

          Property and other fixed asset disposals

Operating cash flow

          Taxation, Interest, Other

Free cash flow

          Reuters dividend

          Net disposals / (acquisitions)

          Other

Movements

Net (debt) / funds

Supplementary – Reuters Group cash flow

177

58

(44

)

(59

)

(49

)

49

132

(1

)

131

(86

)

423

1

469

(141

)

31

11

(3

)

(102

)

(19

)

-

(82

)

7

(75

)

-

-

(9

)

(84

)

449

208

69

(47

)

(161

)

(68

)

49

50

6

56

(86

)

423

(8

)

385

308

Supplementary

H1 2004/H1 2003 movement in Reuters Group revenue
– underlying to actual reconciliation

Underlying

Acqn/Disp

Currency

Actual

Slide

Recurring

Outright

Usage

Reuters

Instinet

Reuters Group

(7.3%

)

(24.6%

)

8.8%

(7.3%

)

(1.2%

)

0.8%

6.8%

(0.7%

)

(4.4%

)

(3.7%

)

(11.8%

)

(4.7%

)

(12.9%

)

(27.5%

)

3.8%

(12.7%

)

(4.3%

)

(11.3%

)

5, 8

8

8

5

-

4

Supplementary

Reuters – impact of currency movements on reported H1 2004
results

£m

Impact on

revenue

Impact on
operating
costs

Impact on
operating
profit

Weaker Dollar

Weaker Euro

Other currencies

Reported exchange rate movements

Change in currency mix

Total currency movements

(57

)

(2

)

(5

)

(64

)

2

(62

)

59

1

4

64

1

65

2

(1

)

(1

)

0

3

3

Supplementary

Split of H1 2004 financial performance

       1,620

                 61

                 19

               (20)

                     8

                     7

       1,395m

               0.5p

Group

H1 2004

Group

H1 2003

£m

Reuters

Instinet

Revenue

Operating profit

Profit before taxation

Tax charge

Minority interest

Earnings

Average number of shares

EPS

       1,177

                 76

             297

               (24)

                       -

             273

       1,398m

           19.5p

             263

                 22

                 35

               (15)

                   (7)

                 13

       1,398m

               0.9p

       1,437

                 98

             332

               (39)

                   (7)

       1,398m

           20.4p

Supplementary

Reconciliation of Reuters Group PBT/EPS to Reuters PBT/EPS
before amortisation, impairments & disposals

H1 2004

H1 2003

H1 2004

H1 2003

EPS

£m

     332

       (35)

      297

    (220)

         31

      108

       (24)

    22.0%

         84

        19

         25

         44

            1

         47

         92

       (23)

    25.0%

         69

      20.4p

        (0.9p)

       19.5p

      (15.6p)

          2.2p

          6.1p

          0.0p

   1,398m

          6.1p

   0.5p

    1.0p

    1.5p

    0.1p

    3.3p

    4.9p

    0.0p

1,395m

    4.9p

Reuters Group PBT / EPS

       Less Instinet

Reuters PBT / EPS

       Impairments & disposals

       Amortisation of goodwill and other intangibles

Reuters Profit / EPS before taxation, amortisation,
impairments & disposals

       Adjusted tax charge / Tax effect

       Adjusted tax rate / Average number of shares

Reuters Profit / EPS before amortisation, impairments
& disposals

Supplementary

Reconciliation of Reuters Group adjusted tax charge to
reported tax charge

Reuters

Instinet

Group

H1 2004 £m

Adjusted tax charge

       Tax on disposals

       Tax benefit of impairments

Reported tax charge

(24

)

(2

)

2

(24

)

(11

)

(4

)

-

(15

)

(35

)

(6

)

2

(39

)

Supplementary - Reuters Cash Flow Reconciliation

Reconciliation of Working capital

These tables provide a reconciliation of the non-GAAP cash flow measures on slides 7, 13 & 29 to the UK GAAP format of the cash flow shown in the
Press Release.

£m

Reuters

Instinet

Group

Increase in stocks

(1)

-

(1)

Decrease / (increase) in debtors

6

(2)

4

Decrease in creditors

(53)

(118)

(171)

Restructuring provision

(21)

14

(7)

Other, principally translation differences

10

4

14

Working Capital

(59)

(102)

(161)

Supplementary - Reuters Cash Flow Reconciliation

Reconciliation of Taxation, Interest, Other

Reuters

Instinet

Group

3

-

3

1

1

2

2

-

2

(4)

2

(2)

(4)

(9)

(13)

2

-

2

(1)

13

12

(1)

7

6

Employee share schemes charge

Loss on disposal of tangible fixed assets

Dividends received from associates

Net cash inflow / (outflow) from returns on

Investments and servicing of finance

Taxation paid

Proceeds from issue of shares

Purchases and sales of fixed asset investments

Taxation, Interest, Other reconciliation

£m

Supplementary - Reuters Cash Flow Reconciliation

Reconciliation of Net Disposals / (Acquisitions)

£m

Reuters

Instinet

Group

Cash proceeds from disposals

Cash / Overdrafts

Other net funds disposed

Net proceeds from 2004 disposals

Deferred payments on acquisitions

Net disposals / (acquisitions)

Repayment of loans to associates

Add back other net funds disposed

Acquisitions and disposals
(including joint ventures and associates)

440

(13

)

(1

)

426

(3

)

423

(6

)

1

418

-

-

-

-

-

-

-

-

440

(13

)

(1

)

426

(3

)

423

(6

)

1

Supplementary - Reuters Cash Flow Reconciliation

Reconciliation of Other

£m

Reuters

Instinet

Group

Revaluation of net debt

Repayment of loans to associates

Other

          7

        (6)

          1

        (9)

            -

        (9)

        (2)

        (6)

        (8)

REUTERS GROUP PLC – INTERIM RESULTS
for the six months to 30 June 2004

27 July 2004	19/04

REUTERS: INSTINET STATEMENT

London – Instinet Group Incorporated (Nasdaq:INGP), the electronic brokerage in which Reuters Group has a 62% stake, published its financial results for the six months to 30 June 2004 yesterday, following the US market close.

The following is a reconciliation of the unaudited results for the six months to 30 June 2004 under US GAAP as released by Instinet Group yesterday, to the numbers that are being reported by Reuters Group under UK GAAP today.

	Revenue	Profit after taxation
Per Instinet Group results - US GAAP (US$m)	593	27
Adjustments to UK GAAP
- Soft dollar commission and commission recapture	(113)	-
- Interest	(3)	-
- Investments	-	16
- Amortisation of intangibles	-	2
- Stock compensation	-	1
- Restructuring	-	(6)
- Tax	-	(5)
- Other	-	1

Instinet Group results - UK GAAP (US$m)	477	36

Instinet Group results - UK GAAP (£m)	263	20

An exchange rate of US$1.81 has been used, being the average for the six months to 30 June 2004.

Explanation of adjustments

Revenue

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollars, primarily relating to the purchase of third party research products, and payments made as part of Instinet Group’s commission recapture services. Under US GAAP, Instinet Group reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP these revenues and costs are not grossed up but are netted against each other.

The other revenue adjustment relates to net interest income that is not included as revenue under UK GAAP.

Profit after taxation/net profit

Adjustments to net profit after taxation include impairment of investments, amortisation of intangible assets, the tax effect of US to UK GAAP differences, stock based compensation costs, restructuring charges and currency translation differences.

A summary of Instinet’s statement is below and the full press release, including financial tables, can be found in the earnings release section on Instinet Group’s site at: www.investor.instinetgroup.com.

NEW YORK, July 26, 2004 – Instinet Group Incorporated (Nasdaq:INGP) today announced net income of $8 million or $0.03 per share for the second quarter of 2004 compared to a net loss of $5 million or $(0.02) per share for the second quarter of 2003 and net income of $19 million or $0.06 per share for the first quarter of 2004. The second quarter 2004 results included a $7 million gain related to the mutual release by Instinet Group, Zone Trading Partners and affiliated parties of execution obligations, a write-off of fixed assets of $2 million and a severance charge of $4 million. Excluding these items and their related tax effect, pro forma operating income for the second quarter of 2004 was $8 million, or $0.03 per share compared to a pro forma operating loss of $2 million or $0.00 per share for the second quarter of 2003 and pro forma operating income of $13 million, or $0.04 per share for the first quarter of 2004.

Edward J. Nicoll, Chief Executive Officer of Instinet Group, commented, “We had a good second quarter considering weaker U.S. and European equity markets and our business again returned a profit. Instinet, the Unconflicted Institutional Broker, added to its Pure Block Trading Solution by introducing its Intra-Day Cross during the quarter while INET, the electronic marketplace maintained its 25% market share. Despite weak market conditions and a competitive environment, Instinet Group continues to be profitable while we serve our clients in the most low cost and efficient way possible while at the same time maintaining our focus on their interests.”

Reuters contacts:

Press – UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Johnny Weir
Tel: +44 (0) 20 7542 5211
johnny.weir@reuters.com

Press – US
Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Instinet Group contacts:

Investor Contact
Lisa Kampf
Tel: +1 212 231 5022
Instinet Group Incorporated
lisa.kampf@instinet.com

Media Contact
Stephen Austin
Tel: +1 212 231 5331
Instinet Group Incorporated
stephen.austin@instinet.com

Notes

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. As of June 2004, Reuters has 14,700 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making us the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Photographs are available in the Media Library at www.about.reuters.com.

Forward-looking Statements

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.